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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hyson

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED
APR 16 2003
THOMSON FINANCIAL

FILE NO. 82- 1617 FISCAL YEAR 12-31-02

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INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/10/03

82-4617

Hysan 希慎

AR/S
12-31-02



IN A CLEAR DIRECTION

ANNUAL REPORT

2002

Mission

Hysan Development is committed to building and owning quality buildings, and being the occupier's partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

Contents

Highlights 2002

Year 2002 remained a difficult one for the Hong Kong economy generally. We regard it of paramount importance that we keep a clear focus amidst the challenging environment and continue to invest in areas that will enhance our asset value and underlying competitiveness.

- Achieved strong occupancy: office: 95%, retail: 96%
- Strong balance sheet with maturity profile further strengthened
- Asset enhancement programme: re-launch of Bamboo Grove residential property well-received; works on Caroline Centre retail podium commenced

	Year ended 31 December		
	2002	2001	Change
	HK$'000	HK$'000	%
Operating Profit	**926,839**	1,066,738	(13.1)
Net Profit	**543,874**	600,343	(9.4)
Gross rental income	**1,229,599**	1,351,892	(9.0)
Gross rental income *(excluding Bamboo Grove)**	**1,170,497**	1,231,024	(4.9)
	HK¢	HK¢	%
Earnings per share (basic)	**52.66**	58.26	(9.6)
Earnings per share (diluted)	**52.66**	58.24	(9.6)
Dividend per share	**36.5**	38	(3.9)
	HK$	HK$	%
Net asset value per share (before final dividend)	**18.45**	20.62	(10.5)

*Note: *in the light of renovations of Bamboo Grove residential property*

Chairman's Statement



Mr. Peter T.C. Lee

We regard it of paramount importance that we keep a clear focus amidst the challenging environment. Our goal is to continue investing in areas which will enhance our asset value and underlying competitiveness. Our objective is asset management: we constantly ask ourselves how to put our properties to the highest and best use.

RESULTS

The property investment sector, like the rest of the Hong Kong economy, experienced another challenging year in 2002. In this context, I am pleased to report that the overall occupancy levels throughout the Group's commercial property portfolio remained strong during the review year (office: 95%, retail: 96%).

Net profit for the year ended 31 December 2002 was HK$543.9 million, 9.4% lower than in 2001 (HK$600.3 million). The fall in gross rental income (2002: HK$1,229.6 million; 2001: HK$1,351.9 million) was largely attributable to negative rental reversions and the upgrading renovation works at the Bamboo Grove residential property. If Bamboo Grove is excluded, the fall in gross rental income was 4.9%.

Earnings per share were HK52.66 cents, a decrease of 9.6% (HK58.26 cents for the same period in 2001).

The Group's investment property portfolio, as valued externally by independent professional valuers, was HK$24,841 million as at 31 December 2002 (2001: HK$26,639 million). Largely due to the net valuation deficit, shareholders' funds at 2002 year-end were HK$19,087 million, compared to HK$21,267 million in 2001. Net asset value per share (before final dividend) decreased by 10.5% to HK$18.45.

Detailed commentary on our performance and assets valuation are set out in "Operating and Financial Review" on pages 4 to 10.

DIVIDENDS

The Board recommends the payment of a final dividend of HK26.5 cents per share, which together with the interim dividend of HK10 cents per share, represents an aggregate distribution of HK36.5 cents per share, a decrease of 3.9% for the year. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative. Details on the payment of final dividend, including the scrip dividend arrangements, are set out in "Shareholder Information" on the inside back cover.

A CHALLENGING YEAR

The past year remained a difficult one for the Hong Kong economy generally.

We regard it of paramount importance that we keep a clear focus amidst the challenging environment. Our goal is to continue investing in areas which will enhance our asset value and underlying competitiveness. As a property investment company, we look clearly beyond leasing as our key activity. Our objective is asset management: we constantly ask ourselves how to put our properties to the highest and best use. This involves developing a building, leasing, managing as well as servicing it; and most important of all, constantly reviewing and assessing it within its particular market segment, and following up with appropriate enhancement programmes including market repositioning and upgrades.

In addition to having achieved strong occupancy rates, we have further enhanced the asset value of our portfolio during the year. We completed the market repositioning of our Bamboo Grove residential property, which was well-received by the market. Upgrades have been completed for some of our other buildings.

We further improved our property service levels and our operating efficiency generally.

Our balance sheet remains strong with our maturity profile further strengthened.

Details of these initiatives and the progress we made in implementing our strategic principles, are further discussed in the "Operating and Financial Review" on pages 4 to 10.

CORPORATE GOVERNANCE AND FINANCIAL TRANSPARENCY

A commitment to good corporate governance and financial transparency has always been a clear element of our management philosophy. I am pleased that our efforts in this area are being recognized, with our board having been elected Directors of the Year by the Hong Kong Institute of Directors. General progress we made in these areas are set out in the "Corporate Governance Statement" in this report.

SOCIAL RESPONSIBILITY

Hysan is committed to playing its role as a responsible corporate citizen. Additional information on our policies in this area can be found in a separate section later in this report.

DIRECTORS AND STAFF

Our Company owes much to its supportive Board of Directors and I would like to extend my thanks to them for their wise counsel. Dr. Victor K. K. Fung, having served on the board since 1998, gave notice that he would not stand for re-election as at the forthcoming annual general meeting to be held in May. The Board is greatly indebted to Dr. Fung for his invaluable guidance and contribution to the success of Hysan.

It is important that any organization which is facing a challenging environment has a combination of experience and skills. The Company has been further strengthened by the appointment of Michael T.H. Lee as Chief Operating Officer as from June 2002. My thanks go to our staff for their hard work and all they have achieved over the very challenging year, while extending my welcome to new executives who bring different skills and thinking to the Group.

THE FUTURE

At the strategic level, our aim is to operate a property investment company of choice, capable of delivering attractive returns for investors.

Looking into 2003, works have commenced for a market repositioning of the retail podium of Caroline Centre. We are committed to further enhancing our portfolio value generally.

Of course, we are not immune from economic or financial pressure outside our control. Current global political and general economic uncertainties may continue to adversely impact the Hong Kong economy. Well-judged management decisions, implementation and risk management will thus be as important as ever. I am confident that we have, as demonstrated in the year under review, a clear focus as well as the financial and management capabilities to face these challenges.

Peter T. C. Lee
Chairman and Managing Director
Hong Kong, 11 March 2003

Operating and Financial Review

We have had an active year, making further progress in implementing the strategic principles mapped out two years ago. Market conditions continued to be challenging, but our underlying strategic principles remained the same.

OPERATING REVIEW

In summing up the work of the past year, we have followed these general directions:

- Optimize occupancy levels across the portfolio (achieved: office: 95%; retail: 96%)
- Maximize tenant retention through the provision of superior customer-focused services and enhancement of our properties
- Diligently pursuing leasing opportunities by closely managing lease renewals and securing new leases
- Seek asset enhancements: completed market repositioning of Bamboo Grove and renovations of One Hysan Avenue. Improvement works for Leighton Centre and Sunning Court are in progress; with works having commenced for repositioning the retail podium of Caroline Centre in March 2003
- Aggressively pursuing revenue generation opportunities by stepping up carpark marketing and leasing
- Maximize operating efficiency: set clear benchmarks for property services; promoted energy efficiency. Also further enhanced credit control measures and kept rental arrears at a very low level. In progress in implementing an enterprise resource planning system to enhance administrative efficiency generally.





Mr. Michael T.H. Lee

The case studies on pages 11 to 17 illustrate how we have put these directions in action.

INVESTMENT PROPERTIES

Office

- **Market Overview**
  The office market continued to be soft in the light of the overall economic conditions, leading to weakening rentals. Better-quality buildings under single ownership, particularly in prime locations with no major new supply remain better market-performers.

- **Our Performance**
  In this context, Group achieved a high occupancy rate of 95% at year-end 2002. This reflects the effectiveness of measures that we have put in place to maximize tenant retention. We closely monitor lease renewals and pursue advance leasing negotiations with tenants. In this way, we minimize vacancy levels and the associated disruption to a stable rental income stream.

Retail

- **Market Overview**
  While the general economy and consumer confidence remained weak, the retail sector had some support from increased tourist arrivals. Retail rentals in prime locations, like Causeway Bay, continue to be firm. Shopper's preference for an attractive shopping environment with a diversity of shopping as well as leisure activities became even more distinct. The trend for large-scale flagship stores also continued.

- **Our Performance**
  Our retail portfolio achieved a 96% occupancy rate at year-end 2002. We made further progress in furthering our objective to create in our retail portfolio an attractive environment for dining, shopping and recreation. During the year, a hub of specialty food and beverage outlets was successfully established. We also continued our efforts to refine the tenant mix in our portfolio generally.



Operating and Financial Review

The planned market repositioning of Caroline Centre in 2003 to capitalize its synergy with the high-end Lee Gardens shopping centre is another step to further grow our retail portfolio. Works commenced in March, 2003.

Residential

- Market Overview
  Leasing activities in the luxury residential market remained to be weak. Relocating activities were more active, with tenants taking advantage of the market environment to relocate to better-quality premises given the same budget. The general downward rental pressure was particularly felt in multi-owned developments with some individual owners having been more willing to offer incentives.

- Our Performance
  The re-launch of the repositioned Bamboo Grove which commenced during the second half of 2002 was well received by the market, and we were particularly encouraged by the success in capturing a good market share of new expatriate arrivals in Hong Kong. We continue to focus on expatriate tenants, with a strong tenant base drawn from multi-national corporations engaged in a diversity of activities.

DEVELOPMENT PROPERTIES

Shanghai

The retail podium of the Phase I joint-venture Grand Gateway development achieved high occupancy. This multi-level retail complex in Puxi offers a fascinating one-stop shopping and dining destination for people of all age groups.

Singapore

Sales of the three joint-venture residential developments were continuing, amidst generally slow market conditions in Singapore. The Group has 10% interest in Sanctuary Green and the Gardens at Bishan, and 25% interest in Amaryllis Ville.

PROPERTY SERVICES

At Hysan, we see completion of a lease as just the beginning of a long-term partnership. We have always managed our properties ourselves in furtherance of this partnership objective.

We further enhanced our service levels during the year. A system of tenant service levels was piloted in selected buildings, which will be introduced to our portfolio generally during the first-half of 2003. Energy efficiency measures were also introduced to enhance operating effectiveness without compromising services.

CAPITAL IMPROVEMENT PROJECTS

As a continuous process to enhance long-term value, management undertake regular reviews of building performance and, based on







experience and market knowledge, assess the future opportunities for our properties. Appropriate capital improvement projects, including refurbishment, renovation, upgrading of building facilities and market repositioning initiatives are recommended and implemented.

The year saw the completion and market repositioning of Bamboo Grove. We also finalized design plans for the renovations and market repositioning of the retail podium of Caroline Centre, with works scheduled to be carried out between March to October 2003.

In addition, we completed refurbishment of the building exterior for One Hysan Avenue. Improvement works had also commenced for Sunning Court which include re-tiling of external walls and renovating the main lobby; and for upgrading the building exterior and building facilities of Leighton Centre.

Implementation of Corporate Strategic Principles

Strategic principles identified	Progress to date
1. To upgrade overall operational efficiency including facilities management, emphasizing good customer service	□ Introduce Comprehensive Tenants Service Levels to achieve total customer satisfaction □ Introduce energy efficiency initiatives resulting in enhanced operating effectiveness without compromising service standards □ Customer service generally enhanced with training and audit efforts stepped up
2. To further grow our retail sector located in the retail hub of Causeway Bay	□ Occupancy rate of 96% for retail achieved □ Proactive management of tenant-mix, including the creation of a food and beverage hub in our neighbourhood □ Stepped-up marketing and promotions efforts to further strengthen partnership relations with tenants
3. To continually focus on the current and future needs of our commercial and residential customers who occupy our space and use our services	□ Occupancy rate of 95% for office portfolio demonstrates our success in anticipating and meeting the needs of our customers □ Introduce personalized resident service at Bamboo Grove which was well-received □ Introduce a children's floor in Bamboo Grove Clubhouse offering one of the largest indoor play equipment in Hong Kong private residential clubhouses
4. To continually review the performance of individual properties and improve the quality and value of the portfolio by selective refurbishment and re-development	□ Completed refurbishment and market repositioning of Bamboo Grove which was well-received by the market □ Completed renovation of external facade for One Hysan Avenue; improvement works for Leighton Centre and Sunning Court in progress □ Finalized plans for refurbishment and market repositioning of retail podium of Caroline Centre with works having commenced in March 2003
5. To utilize our relationships and financial strength as a competitive advantage in pursuing investment opportunities and to keep risk and return in balance	□ Strong balance sheet with debt maturity profile lengthened and diversified funding sources □ Prudent financial management principles and strong financial position geared to complement strategic decisions □ Continue to strengthen corporate governance practices; recognition achieved with 2002 Directors of the Year Award by the Institute of Directors



Operating and Financial Review

FINANCIAL REVIEW

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Rental Income

The Group's gross rental income of HK$1,229.6 million was 9.0% lower year-on-year mainly because of negative rental reversions and high vacancy at Bamboo Grove due to renovation for repositioning. Excluding the impact of Bamboo Grove, the rental fall was 4.9%.

Operating Expenses

Property expenses increased by 5.5% to HK$235.8 million year-on-year largely due to the significant increase in utilities and insurance expenses which are largely out of the Group's control, and higher marketing expenses associated with active leasing activities, in particular for the repositioning of Bamboo Grove. The higher property expenses were partly offset by a 4.6% decrease in administration expenses to HK$85.8 million due to cost reduction.

Financial Expenses

Further helping with cost reduction was a substantial 30.6% year-on-year decrease in net financial expenses to HK$215.7 million, despite relatively stable debt level, as the Group was able to take advantage of Hong Kong's prevailing low interest rates.

Profit Attributable to Shareholders

The Group's profit attributable to shareholders for the year ended 31 December 2002 decreased by 9.4% year-on-year to HK$543.9 million (recurring profit decreased by 4.1% as 2001's result included a gain on disposal of an associate of HK$33.5 million). Earnings per share were correspondingly 9.6% lower at HK52.66 cents.

CONSOLIDATED BALANCE SHEET

Assets

Total assets decreased by 7.2% to HK$26,555.2 million mainly due to the decrease in the valuation of investment properties as the Hong Kong property market continues to be weak.

Current Liabilities

Current liabilities decreased by HK$1,280.3 million to HK$1,282.2 million mainly due to the HK$2 billion five-year floating rate notes being repaid in March 2002 and reclassification of long-term bank loans of HK$597.8 million due within one year.

Non-current Liabilities

The increase in non-current liabilities of HK$1,478.6 million to HK$5,309.6 million reflected the refinancing of the HK$2 billion floating rate notes through the issue of the US$200 million 7% ten-year fixed rate notes under the Medium Term Note (MTN) Programme.

Shareholders' Funds

Shareholders' funds decreased by 10.3% to HK$19,087 million principally due to the decrease in property valuation of HK$2,073.2 million, partially offset by profits retained during the year of HK$440.5 million from strong recurring income.

Net Interest Coverage at Year-end


Ratio
5
4
3
2
1
3.1
4.2
3.6
3.7
4.7
1998
1999
2000
2001
2002
Net Interest Coverage

Note: Net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses)

Net Gearing at Year-end


%
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
31.1
16.2
14.6
21.4
25.7
1998
1999
2000
2001
2002
Net debt / Shareholders' funds

Note: Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value, divided by shareholders' funds)

Capital Expenditure at Year-end


HK$million
800
600
400
200
0
246
206
88
714
399
1998
1999
2000
2001
2002

KEY FINANCIAL RATIOS

Net Interest Coverage

As of year-end 2002, the net interest coverage ratio (defined as profit from operations before depreciation less dividend and interest income, divided by net interest expenses) was 4.7. This is the highest the ratio has been in the past five years principally because of modest debt outstanding and low interest rates.

Net Gearing

The year-end 2002 net gearing (defined as gross debt less cash and cash equivalents and marketable securities at year-end market value, divided by shareholders' funds) was 25.7%, which is close to its average for the past five years. The re-investment in the Group's property portfolio, as discussed in the next section, and the downward revaluation of assets are reflected in the gearing rise of the past two years.

CAPITAL EXPENDITURE

Investment Appraisal

The Group appraises the feasibility and priority of proposed capital expenditure projects based on their strategic importance as well as their ability to improve rental yield or reduce operating cost. Project financial feasibility is generally assessed by net present value and internal rate of return calculated from projected discounted cash flows.

Capital Expenditure During 2002

The Group spent HK$399.3 million during the past year. Most of this was incurred for refurbishment of the Group's investment properties, including Bamboo Grove and One Hysan Avenue. In addition, HK$25 million were incurred on the China and Singapore projects and HK$9.4 million were spent for upgrades to the Group's computer system.

Capital Expenditure Funding

Capital expenditures were primarily financed by internally generated funds from operations. With substantial committed banking facilities in place and solid recurrent rental cash flow, the Group is in a strong liquidity position and has sufficient financial resources to satisfy its capital commitments and ongoing working capital requirements.

CONTINGENT LIABILITIES

The Group has provided guarantees for banking facilities granted to associated companies and investee companies. At 31 December 2002, the Group's share of guarantees and counter guarantees amounted to HK$156 million (2001: HK$148 million) and HK$84 million (2001: HK$79 million) respectively.

FINANCING

Total gross debt was relatively unchanged at HK$5.71 billion versus HK$5.63 billion at 2001 year-end, of which, all were unsecured and over 97% were on a committed basis.

Sources of Financing

The Group maintains diversified sources of funding to minimize over-dependence on any one source as well as to reach new investors for the Group's debt instruments, particularly as the Group grows going forward.

Within the bank segment, the Group maintains bilateral funding relationship with over 15 banks.

Sources of Financing at 2002 Year-end


34.3%
60.4%
5.3%
Capital market issuances
Syndicated and club loans
Bank bilateral loans

Maturity Profile

At 2002 year-end
Total gross debt : HK$ 5,707 million


HK$million
2,500
2,000
1,500
1,000
500
0
737
1,086
2,266
2002

At 2001 year-end
Total gross debt : HK$ 5,628 million


HK$million
3,000
2,500
2,000
1,500
1,000
500
0
2,140
436
2001
Within 1 year
After 1 year but within 2 years
After 2 years but within 5 years
After 5 years

Note: Subsequent to the balance sheet date, a HK$300 million loan originally maturing in 2004 has been prepaid and refinanced by a 7-year bank loan with maturity in 2010.

Operating and Financial Review

Fund Raising During 2002

The Group took a major step forward in the process of developing and maintaining access to the international capital markets by launching a MTN Programme, and subsequently issuing in early 2002 US$200 million ten-year inaugural notes on the European and Asian capital markets. The proceeds were used to help repay HK$2 billion five-year floating rate notes that matured later in the year. The new ten-year issuance was well received and established a benchmark for the Group going forward.

During the past year, the Group also refinanced HK$1.2 billion of bank and syndicated loans to take advantage of the current high-liquidity, low-cost banking environment in Hong Kong.

Maturity Profile

To improve the tenor matching of assets and liabilities as well as to reduce refinancing risk, the Group during the year moved to a mix of short-term and intermediate-term maturities from a previous dependence on shorter-term instruments. The 2002 year-end maturity is significantly stronger with little short-term maturity pressure and balanced repayment schedule over the intermediate term.

CREDIT RATINGS

The current credit ratings assigned by Moody's and Standard and Poor's are Baa1 and BBB respectively. Both investment credit ratings continue to reflect the Group's strong financial position. It should be noted that the Group's rating is to some extent capped by Hong Kong's foreign currency long-term debt ratings of A3 from Moody's and A+ from Standard and Poor's.

FINANCIAL RISK MANAGEMENT

The Group's normal business operation involves a number of financial risks and are mitigated and managed as described below.

Liquidity Risk

The Group maintains sufficient liquidity at all times to fund its working capital. Liquidity requirements are met by strong recurring cash flows from the investment property portfolio and low-cost standby revolving bank facilities. At year-end 2002, the Group had HK$1,367 million undrawn committed facilities.

Funding Risk

The Group maintains diversified sources of funding to reduce the risk of being unable to draw sufficiently from any one source. The diversification includes drawing from international capital markets as well as multiple banks. The latter include banks of various nationalities, including a significant number who have been working with the Group for many years. Standby revolving bank facilities are also maintained to reduce refinancing risk.

Currency Risk

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. Over 97% of the Group's assets by value and all rental income are in Hong Kong and denominated in Hong Kong dollars, the balance is in Singapore dollars and Renminbi corresponding to the Group's property projects in those two countries. At year-end 2002, all of the Group's debts were in Hong Kong dollars with the exception of the US$200 million ten-year notes, which in turn has been hedged by appropriate hedging instruments.

Interest Rate Risk

The Group manages its interest rate exposure based on interest rate level and outlook as well as potential impact on the Group's financial position arising from volatility. At year-end 2002, 91% of the Group's gross debt were on a floating rate basis, but could change with changes to the interest rate trend going forward. The Group's weighted average cost of borrowing for the past year was 3.65% vis-á-vis 5.81% for 2001.

Credit Risk

The Group manages its credit risk mostly on two fronts: rent receivable from tenants and counter-party financial obligations in currency and interest rate derivative contracts. For the former, credit checks are part of the normal leasing process and stringent procedures are in place to deal with delinquent rent (over one month overdue). As of year-end 2002, the amount of delinquent rent was HK$0.8 million or less than 1% of the Group's average monthly rental income. To mitigate counter-party risk, the Group enters into derivative contracts only with sound financial institutions with strong investment-grade credit ratings, limits exposure to each, and monitors each's rating regularly.

Michael T. H. Lee
Chief Operating Officer and Director
Hong Kong, 11 March 2003

Case Studies

Hysan's objective is to deliver value by putting our properties to the highest and best use. We work with present and prospective tenants to deliver property that works for them, their employees and their customers.

The following case studies illustrate how we have been putting our principles into action over the past year.



Hysan aims to anticipate and meet the changing needs of our present and prospective tenants.

Bamboo Grove, our luxurious residential development, has always been a popular choice for expatriate families with young children. This is our clear focus when we embarked upon the recent refurbishment and market repositioning exercise.

We, therefore, dedicated a floor in the clubhouse for a "Children's World", which houses one of the largest "Tuff N Tumble" indoor play equipment in Hong Kong private residential clubhouses. Other purpose-built facilities include a music room, a dance hall and a special play area for toddlers. Even the washroom facilities are built to suit the needs of children. In addition, the 30,000 square feet traffic-free spacious outdoor podium is welcome by mothers and children alike.

The refurbishment and market repositioning of Bamboo Grove not only demonstrates Hysan's foresight to enhance asset value, but also our commitment to meet the changing needs of our tenants.

"Your enthusiasm and your ability to motivate your staff have resulted in making our occupants' living in Bamboo Grove as comfortable as humanly possible."

Geoffrey H. Moore
Supervisory General Service Officer
for a major corporate tenant

Delivering value through
Customer Focus
Bamboo Grove

Delivering value through

Market Repositioning

Caroline Centre

Caroline Centre was built in 1992. Situated right next to The Lee Gardens to which it is connected by a footbridge, it has an established retail podium with a particularly successful children's concept.

Hysan is committed to achieving asset enhancement and income growth through a continuous programme of selective refurbishment and repositioning. Each property's position within its particular market segment is continually reviewed and assessed.



Appropriate capital improvements, including renovations and marketing repositioning initiatives will be implemented.

In Hong Kong, shopping destinations with a larger store layout and a diversity of shopping and leisure activities are becoming more distinct. The trend for flagship store also continued.

We took the view, as confirmed by market studies, that we could further enhance the value of the Caroline Centre retail podium by a market repositioning exercise. We therefore finalised a major programme to re-design the retail podium, to enhance shop front, internal finishes, as well as layout. These, coupled with our efforts to refine the tenant mix and introduce appropriate specialty themes, seek to capitalise the property's synergy with The Lee Gardens and enhance its asset value generally.

Refurbishment works for Caroline Centre have commenced in March 2003, to be completed by late October.





Delivering value through
Creative Solutions
Retail leasing


★ PRET A MANGER ★

In our retail portfolio, our objective is to create an attractive environment for dining, shopping and recreation in our neighbourhood. Our leasing team therefore keeps a constant look-out and is keen on introducing new retail concepts and fresh tastes.

Pret A Manger, a trendy boutique sandwich shop, which has been hugely successful in other international cities like London, Paris, Milan, New York, Tokyo and Singapore, has opened a major outlet in our property, AIA Plaza. To create an enjoyable seating environment with indoor comfort and unobstructed street views, our leasing team has provided useful suggestions on spatial planning, seating arrangement and shop ambience. The new shop has been almost an instant success, adding to the rich variety of eateries to satisfy the diverse tastes and lifestyles for all walks-of-life in our vibrant hub.

"We started to develop our business in Hong Kong over a year ago. And in a short space of time, we've recognised the importance of building strong relationship with the landlords. We really appreciate the hard work and commitment Hysan has shown us. The emphasis that you place on customer service is a credit to your company.

You should be very proud of the people who are now working for you, their support has been valuable in our endeavours to grow a successful business in the AIA Plaza."

Pret A Manger (Hong Kong) Limited

Delivering value through
Partnership Approach
"Culinary Journey on Hysan Avenue"



Hysan's year-round marketing programme aims to enhance the attractiveness of our retail portfolio for our long-term growth as well as that of our tenants.

In the light of the many existing food and lifestyle outlets in our portfolio, a special promotional activity called "Culinary Journey on Hysan Avenue" was launched.



This seasonal event stretched over the summer months of July and August. Activities covered the whole range of culinary activities: including table and social etiquette, table setting, cooking demonstrations, wine and caviar tasting, floral arrangements and ballroom dancing.

" The response to the joint-promotion of culinary classes at our restaurant last summer was encouraging and fruitful. The idea was avant-garde, interesting and practical, making use of tenant expertise to capture the attention and interest of our guests in western food, wine and table etiquette.

We look forward to exploring new promotional ideas with Hysan."

COVA Caffè-Ristorante



Delivering value through

Innovative Work Processes

Comprehensive Tenant Service Levels



Hysan 希慎
Service-Scan©
Performance Profiling

Hysan is committed to managing our portfolio to the highest standards, providing commercial tenants with the best operating environment for their businesses and customers, and ensuring the most comfortable surroundings for residential tenants to build their homes.

A new service model, known as the Comprehensive Tenant Service Levels, was introduced with an aim to achieving total customer satisfaction. The service levels are sets of performance measurement standards aiming to deliver cohesive and tenant focused services while improving service performance and [illegible]

The service levels cover services such as cleaning, maintenance and security as well as handling tenant requests and managing hand over of properties to tenants. The new system provides clear and specific targets. Staff will know precisely the level of service standards expected by Hysan in better servicing our tenants.

"We really appreciate that Hysan management staff have been responding promptly and enthusiastically to our every request and will enlist our feedback after completing their services. In fact, the efficient management service of Hysan has been one of our major determinants in substantiating our recent decision of tenancy renewal."

Yahoo! Holdings (Hong Kong) Ltd



Delivering value through
Flexible Solutions
Office leasing

A key component of our strategy is to develop strong relationships with tenants. We interact closely with our tenants to ensure that we anticipate and meet their needs.

Willis China (Hong Kong), an international insurance brokerage company, was considering a possible expansion in Hong Kong when its lease of our property expired in mid-2002. Hysan offered a solution to Willis so as to minimise any mismatch of timing by way of a special short-term lease. While the short-term lease was still subsisting, Willis finalised its plans for an expansion in Hong Kong with a 60% rise in space needs. Again, Hysan offered a solution to swap the unexpired short-term lease with a new lease for the desired expanded space in The Lee Gardens. In this way, the tenant's expansion needs are immediately satisfied.



" Hysan delivered a flexible solution to what is a mismatch of timing for corporate decisions for us. After scouting around all office premises in the territory, we finally decide Hysan is our preferred choice for office accommodation."

Willis China (Hong Kong)

Social Responsibility


GARDENS 利園

For Hysan, being a socially responsible company means going beyond fulfilling regulatory and compliance requirements and investing in the environment, the community, and generally towards developing positive stakeholder relations.

SAFETY, HEALTH AND THE ENVIRONMENT (SHE) POLICY

Hysan is committed to practices that protect safety, health and the environment. We have formally adopted a safety, health and environmental (SHE) policy in 2003 with the Chief Operating Officer taking overall responsibility at Board level.

Under the policy, Hysan will:

- remain current with all relevant legislation and ensure compliance by our employees and contractors
- advise tenants on practices that may impact on safety, health and the environment and actively encourage them to be environmentally aware
- reduce energy consumption wherever possible without compromising service and continually investigate energy efficiency initiatives
- monitor fresh air quality within our buildings and ensure that we provide an acceptably healthy environment
- actively market the need for energy efficiency and environmentally-friendly practices to our employees, contractors and tenants
- review the use of environmentally-friendly and recyclable materials and supplies in project works and operations wherever appropriate and remain aware of developments in recycling technology
- recycle consumables and waste wherever practical in our business operations
- provide regular safety, health and environmental training to our employees to remain current of regulations, technology and to continue to raise corporate and individual SHE awareness

Initiatives implemented during the review period under the SHE policy are set out below:

Energy Conservation

We adopt the Government's Code of Practice and Guidelines on Energy Efficiency for the operation and maintenance of air conditioning systems.

Following an in-depth review of individual building operating schedules, appropriate measures were implemented resulting in cost savings without compromising service standards.

Air Quality

Air quality tests were conducted by independent institutions with generally satisfactory results. We are in the process of implementing further enhancement measures.

Environmentally Focused Processes

As part of the campaign for the environment, we promote recycling of domestic waste in residential premises and provide a free paper recycling service to all commercial tenants.

Our procurement policy places a priority on the use of environmentally-friendly refrigerants in our air-conditioning system. Strict procedures are in place to ensure that all waste is properly handled in accordance with relevant environmental regulations and requirements.

We also adopt an enzyme flushing system in selected buildings and seek to minimize the use of chemicals used in seawater toilet sanitation.

COMMUNITY

We support various charitable institutions in Hong Kong through donations, sponsorship and the provision of free venues. Staff volunteers also organise charitable events for the less-privileged. Members of our management continue to serve on various government and industry organisations.

We consider it important for our business to support the community in which it operates and from which it generates its revenue. For us, this not only means Hong Kong but more specifically our hub in Causeway Bay.

Human Resources

RIGOROUS WORKFORCE PLANNING

As at 31 December 2002, we have a total of 550 staff members. 128 are head office asset management teams and supporting units; 422 are building management, technical and security services staff. In the light of our corporate strategy, specific job functions, including property services with an emphasis on customer relations, were expanded. This is achieved by developing and re-deploying our staff as well as bringing in new people. Senior executives in town planning and property services also joined the Group.

Amidst the challenging business environment, our human resources strategy continues to focus on ensuring that we have the right number of employees with the right skills and attitude to serve our customers and to achieve our corporate objectives. This was achieved by strengthening performance management, developing our talent pool, and fostering staff commitment.

PERFORMANCE MEASUREMENT AND REWARD

We continued our efforts to strengthen our performance management system. As in past years, clear corporate and individual objectives were set. Communications of corporate objectives, including formal and informal briefings by top management, were stepped up; all towards ensuring alignment of corporate and individual objectives.

The appraisal system is further enhanced, emphasizing the need for ongoing and specific feedback.

Hysan has always rewarded our staff based on performance. We further tightened the link between individual performance and reward during the year.

TALENT DEVELOPMENT

We have been broadening our training and development activities across the Group to ensure that we maximise the potential of all our employees and help them achieve their own as well as the Group's business objectives:

- employee involvement – we actively involve our staff in developing our training programmes. Staff representatives are involved in designing the Company-wide customer service enhancement programme. Special cross-departmental task forces were formed in developing new service levels and concierge training. Staff are also involved in the delivery stage, through a "train-the-trainer" approach that we adopt.
- ongoing measurement – effective measurements after training sessions were emphasised. We conducted a series of audit programmes including telephone and client-handling skills audits, the results of which were satisfactory. These were followed up by appropriate feedback and improvement steps.
- Graduate trainee programme – our two-year graduate trainee programme is designed to develop our talent pool through structured job rotations and project assignments. The programme is now in its fourth year, and the results are encouraging.



- A learning culture – in addition to organizing in-house training courses, the need for individual initiative to learn and develop is stressed and encouraged.

COMMUNICATION AND COMMITMENT

We understand that effective communication is crucial to foster staff commitment to the Group. This is particularly critical in the context of a challenging business environment.

We continue to develop our employee communication programme. This is currently achieved in a number of ways, through formal and informal presentations to employees, updates and publications of result announcements and other important corporate developments, regular newsletters, and gatherings involving senior management.

Principal Investment Properties



AIA Plaza
18 Hysan Avenue, Causeway Bay

AIA Plaza is a 25-level office and retail complex and is within easy walking distance to the MTR Causeway Bay station. The building boasts a bright and spacious lobby, and an array of specialty food and beverage outlets.

Total Gross Floor Area: 139,119 sq.ft.
Number of Floors : 25
Year Completed / Renovated : 1989



Hennessy Centre
500 Hennessy Road, Causeway Bay

Located on a busy thoroughfare, Hennessy Centre is an office and retail complex. It is served by a multitude of public transport including the MTR and the bus and tram stops on its doorstep. Home to a popular Japanese Department store and three levels of Chinese restaurants, it is a popular destination for shopping and dining.

Total Gross Floor Area: 719,642 sq.ft.
Number of Floors : 45
Carparks : 263
Year Completed / Renovated : 1981



Lee Theatre Plaza
99 Percival Street, Causeway Bay

Like its predecessor the Lee Theatre, the Lee Theatre Plaza is a Hong Kong landmark and among the territory's first Ginza-style shopping, dining and entertainment complexes, within easy access to various kinds of transport and the MTR Causeway Bay station. The Plaza houses many of the world's favourite lifestyle brands and is a popular venue for shopping and one-stop entertainment, with cinema, fitness centres and some of the finest dining establishments in Causeway Bay.

Total Gross Floor Area: 315,749 sq.ft.
Number of Floors : 24 (with two basement floors)
Year Completed / Renovated : 1995



Caroline Centre
28 Yun Ping Road, Causeway Bay

This is a 34-level office and retail complex. A comprehensive refurbishment of the retail podium commenced in March 2003 and upon completion by October 2003, it will be repositioned to synergise with the neighbouring Lee Gardens shopping center.

Total Gross Floor Area: 626,882 sq.ft.
Number of Floors : 34
Carparks : 193
Year Completed / Renovated : 1992 / renovations of retail podium to be completed in 2003



The Lee Gardens
33 Hysan Avenue, Causeway Bay

Located right at the hub of Causeway Bay's commercial and recreation area, this is the Company's flagship development which comprises an office tower and a high-end shopping centre. The development, adjacent to the MTR Causeway Bay station, enjoys spectacular views of the Harbour and Happy Valley and is home to many international corporations and luxury brands.

Total Gross Floor Area: 902,797 sq.ft.
Number of Floors : 53
Carparks : 200
Year Completed / Renovated : 1997



Leighton Centre
77 Leighton Road, Causeway Bay

The 28-level office and retail complex enjoys close proximity to all forms of public transport. Its central location in the Causeway Bay area makes it a well-sought after location for many professional practices. Upgrading work on building facilities are being carried out in 2003.

Total Gross Floor Area: 435,008 sq.ft.
Number of Floors : 28
Carparks : 332
Year Completed / Renovated : 1977 / renovations to be completed in 2003



111 Leighton Road
111 Leighton Road, Causeway Bay

111 Leighton Road is an office and retail complex located in a pleasant and tranquil area in the heart of Causeway Bay, an ideal office location for professional and designer firms.

Total Gross Floor Area: 79,905 sq.ft.
Number of Floors : 24
Year Completed / Renovated : 1988



Sunning Plaza
10 Hysan Avenue, Causeway Bay

Designed by the renowned architect I.M. Pei, Sunning Plaza greets tenants and visitors with a spacious entrance and lift lobby. The office and retail complex has 30 levels. Among its tenants are popular food and beverage outlets, which have established the Plaza a hub for relaxation and social recreation.

Total Gross Floor Area: 279,717sq.ft.
Number of Floors : 30
Carparks : 150
Year Completed / Renovated : 1982



Bamboo Grove
74 - 86 Kennedy Road, Mid-levels

A luxury residential complex in the Mid-Levels, Bamboo Grove underwent major refurbishment in 2002 to enhance both the value and quality of the complex. The complex commands panoramic views of the harbour and the greenery of the Peak, and is served by a multitude of public transport. In addition to superb property management services and full club house and sports facilities, tenants also enjoy a personalized Resident Services which help ensure a comfortable and hassle free lifestyle.

Total Gross Floor Area: 697,940 sq.ft.
Number of Units : 345
Carparks : 436
Year Completed / Renovated : 1985 / 2002



One Hysan Avenue
1 Hysan Avenue, Causeway Bay

Located at the junction of three busy streets in the heart of Causeway Bay, the office and retail complex enjoys a prime location and a diversity of retail facilities in the surrounding area.

In 2002, external facade refurbishment was completed.

Total Gross Floor Area: 169,019 sq.ft.
Number of Floors : 26
Year Completed / Renovated : 1976 / 2002



Entertainment Building
30 Queen's Road Central

Enjoying a prime location in Hong Kong's Central financial and commercial district, the post-modern-design Entertainment Building has 34 levels, comprising 211,148 square feet of office and retail space. The building covers a variety of retail mix including hair & beauty salon, small cafes and hifi shop, etc.

Total Gross Floor Area: 211,148 sq.ft.
Number of Floors : 34
Year Completed / Renovated : 1993



Sunning Court
8 Hoi Ping Road, Causeway Bay

The 17-level Sunning Court is a unique residential tower in the dynamic Causeway Bay area. Located in a pleasant environment with streets lined with trees, and within easy reach of all forms of relaxation and entertainment activities in the district, the building provides maximum comforts for its tenants.

The building is undergoing external facade refurbishment to further enhance its value.

Total Gross Floor Area: 97,516 sq.ft.
Total number of units : 59
Carparks : available at Sunning Plaza
Year Completed / Renovated : 1981 / renovations to be completed in 2003

Report of the Valuer

TO THE BOARD OF DIRECTORS
HYSAN DEVELOPMENT COMPANY LIMITED

Dear Sirs,

Annual revaluation of investment properties as at 31 December 2002

In accordance with your appointment of Knight Frank (Services) Limited to value the investment properties in Hong Kong owned by Hysan Development Company Limited and its subsidiaries, we are pleased to advise that the open market value of the properties as at 31st December 2002 was in the approximate sum of Hong Kong Dollars Twenty Four Billion Eight Hundred Forty One Million and Ten Thousand Only (i.e. HK$24,841,010,000).

We valued the properties on an open market value basis by capitalizing the net income as provided to us with due allowance for outgoings and provisions for reversionary income potential. However, no allowance has been made in our valuation for any expenses or taxation which may be incurred in effecting a sale.

Yours faithfully,
KNIGHT FRANK (SERVICES) LIMITED
Hong Kong, 28 February 2003

Schedule of Principal Properties

as at 31 December 2002

Investment Properties

Address	Lot No.	Use	Category of the lease	Percentage held by the Group
1. **The Lee Gardens** 33 Hysan Avenue Causeway Bay Hong Kong	Sec. DD of I.L. 29 and Sec. L of I.L. 457, Sec. MM of I.L. 29, the R.P. of Sec. L of I.L. 29, and the R.P. of I.L. 457	Commercial	Long lease	100%
2. **Hennessy Centre** 500 Hennessy Road Causeway Bay Hong Kong	Sec. FF of I.L. 29 and the R.P. of Marine Lot 365	Commercial	Long lease	100%
3. **Bamboo Grove** 74-86 Kennedy Road Hong Kong	I.L. 8624	Residential	Long lease	100%
4. **Caroline Centre** 2-38 Yun Ping Road Causeway Bay Hong Kong	Sec. A and O of I.L. 457 and Sec. G of I.L. 29, Sec. F and the R.P. of Sec. C, D, E, and G, Subsec. 1 of Sec. C, D, E and G and Subsec. 2 of Sec. E of I.L. 457, Sec. H of I.L. 457, Subsec. 1, 2 and 3 and the R.P. of Sec. C of I.L. 461	Commercial	Long lease	65.36%
5. **Leighton Centre** 77 Leighton Road Causeway Bay Hong Kong	Sec. B, C and the R.P. of I.L. 1451	Commercial	Long lease	100%
6. **Lee Theatre Plaza** 99 Percival Street Causeway Bay Hong Kong	I.L. 1452 and the R.P. of I.L. 472 and 476	Commercial	Long lease	100%
7. **Sunning Plaza** 10 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Subsec. 1 of Sec. J, Subsec. 2 and the R.P. of Sec. J of I.L. 29	Commercial	Long lease	100%
8. **Sunning Court** 8 Hoiping Road Causeway Bay Hong Kong		Residential	Long lease	100%
9. **Entertainment Building** 30 Queen's Road Central Hong Kong	The R.P. of I.L. 16 and the extension thereto	Commercial	Long lease	100%
10. **One Hysan Avenue** 1 Hysan Avenue Causeway Bay Hong Kong	The R.P. of Sec. GG of I.L. 29	Commercial	Long lease	100%
11. **AIA Plaza** 18 Hysan Avenue Causeway Bay Hong Kong	Sec. N of I.L. 457 and Sec. LL of I.L. 29	Commercial	Long lease	100%
12. **111 Leighton Road** 111-117 Leighton Road Causeway Bay Hong Kong	Sec. KK of I.L. 29	Commercial	Long lease	100%

Directors, Officers and Advisers

BOARD OF DIRECTORS



Peter Ting Chang LEE J.P. *(I)*
Chairman and Managing Director

Peter T. C. Lee first joined the Board in 1988, became Managing Director in 1999, and Chairman and Managing Director in 2001. A non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk Hong Kong Limited, and a director of a number of other companies. A vice president of the Real Estate Developers Association of Hong Kong. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Civil Engineering from the University of Manchester, he also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 49.



Dr. Victor Kwok King FUNG *(I)*
Independent Non-Executive Director

Chairman of the Li & Fung Group, the Hong Kong Airport Authority and the Hong Kong University Council, a non-executive director of Bank of China (Hong Kong) Limited, Anglogold Limited, PCCW Limited, Kerry Properties Ltd., Orient Overseas (International) Ltd., DBS Kwong On Bank, Ltd., Sun Hung Kai Properties Limited, Dao Heng Bank Group Limited and its three operating subsidiaries, which are authorized institutions. He holds a Bachelor and a Master Degree in Electrical Engineering from the Massachusetts Institute of Technology, a Doctorate in Business Economics from Harvard University. Appointed a Director in 1998 and is aged 57.



Hans Michael JEBSEN *(I)*
Non-Executive Director

Chairman of Jebsen and Company Limited as well as a director of other Jebsen Group companies worldwide. Appointed a Director in 1994 and is aged 46.



Per JORGENSEN *(A)*
Independent Non-Executive Director

A director of A.P. Moller, Denmark and a number of A.P. Moller-Maersk companies in Asia, Africa and Europe; also a non-executive Chairman of Lee Gardens International Holdings Limited. Appointed a Director in 1981 and is aged 67.



Sir David AKERS-JONES *(A, E)*
G.B.M., K.B.E., C.M.G., J.P.
Independent Non-Executive Deputy Chairman

Chairman of Global Asset Management (HK) Limited. Vice chairman of CNT Group Limited and a non-executive director of various other companies. He is also a chairman and member of various voluntary organisations. Received his Master of Arts Degree at Oxford University. He was formerly the Chief Secretary of Hong Kong. Appointed a Director in 1989 and became the Deputy Chairman in 2001. He is aged 75.



Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Non-Executive Director

Chairman of Ryoden (Holdings) Limited and its subsidiary companies. Also a director of i-CABLE Communications Limited. Holds a Bachelor of Science Degree from Shanghai Jiao Tong University. Appointed a Director in 1979 and is aged 79.



Anthony Hsien Pin LEE *(I)*
Non-Executive Director

A director and substantial shareholder of the Australian-listed Beyond International Limited, principally engaged in television programme production and international sales of television programmes and feature films. Received a Bachelor of Arts Degree from Princeton University and a Master of Business Administration Degree from The Chinese University of Hong Kong. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1994 and is aged 45.



Chien LEE *(A)*
Non-Executive Director

A director of Scottish and Eastern Investments Limited, Lee Gardens International Holdings Limited and a number of other companies. Non-executive director of Swire Pacific Limited. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Appointed a Director in 1988 and is aged 49.



Michael Chi Kung MOY
Chief Financial Officer and Director

Responsible for Group finance. Received a BSE in Aeronautical Engineering from Princeton University, a Master Degree in Aeronautical Engineering from the University of Washington, and MBA with Distinction from The Wharton School of the University of Pennsylvania. Before joining the Company in 1999, he was a management consultant with Mckinsey & Company, and head of Asia for an international direct investment firm. He became Chief Financial Officer and Director in 1999 and is aged 46.



Pauline Wah Ling YU WONG
Director, Property

Responsible for the Group's property portfolio. Having obtained a Bachelor of Arts Degree from The University of Hong Kong, she qualified as a Fellow Member of the Chartered Institute of Housing. She joined the Company in 1981 and has over thirty years of experience in the property field. She was appointed a Director in 1991 and is aged 54.



Michael Tze Hau LEE *(I)*
Chief Operating Officer and Director

Michael T.H. Lee first joined the Board in 1990 and became Chief Operating Officer in 2002. A non-executive director of Tai Ping Carpets International Limited. A member of the Executive Committee of HK Society for Protection of Children and Vice Chairman of Helping Hand. He was formerly Managing Director of an investment management company with extensive experience in equity investments and management in the Asia Pacific region. Also a director of Lee Hysan Estate Company, Limited. Received his Bachelor of Arts Degree from Bowdoin College and a Master of Business Administration Degree from Boston University. He is aged 41.



Dr. Deanna Ruth Tak Yung RUDGARD
Non-Executive Director

Received a Master of Arts Degree, Bachelor of Medicine and of Surgery Degree from Oxford University. Also a director of Lee Hysan Estate Company, Limited. Appointed a Director in 1993 and is aged 63.



Dr. Geoffrey Meou-tsen YEH *(E)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.
Independent Non-Executive Director

Former Chairman of Hsin Chong Construction Group Ltd. Holds a Bachelor degree of Science from University of Illinois and a Master degree of Science from Harvard University. Appointed Non-Executive Director in 1979 and became an Independent Non-Executive Director in 2001. He is aged 71.

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(I) *Investment Committee*

Directors, Officers and Advisers

Structure


The Board
Audit Committee
Emoluments Review Committee
Investment Committee
Chairman and Managing Director
Chief Operating Officer and Director
Finance
Secretarial & Corporate Services
Property Investment
Property Services
Property Development

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(I) *Investment Committee*

Chairman and Managing Director

Peter Ting Chang LEE J.P. *(I)*

Independent Non-Executive Deputy Chairman

Sir David AKERS-JONES *(Chairing A, E)*
G.B.M., K.B.E., C.M.G., J.P.

Independent Non-Executive Directors

Dr. Victor Kwok King FUNG *(I)*
Per JORGENSEN *(A)*
Dr. Geoffrey Meou-tsen YEH *(E)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst.D.

Non-Executive Directors

Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Hans Michael JEBSEN *(I)*
Anthony Hsien Pin LEE *(I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Directors

Michael Tze Hau LEE *(I)*
Michael Chi Kung MOY
Pauline Wah Ling YU WONG

Company Secretary

Wendy Wen Yee YUNG

Front row from right: Peter T.C. Lee, Michael T.H. Lee
Middle row from right: Wendy Wen Yee Yung, Michael Chi Kung Moy, Pauline Wah Ling Yu Wong, Prof. Alex Chun Wan Lui
Back row from right: Deric Probst Wallace, Ben Sau Shun Lui, Lora Wing Sze Luke, Mark Sun Wah Chim, Hoi Yee Yau



COMPANY SECRETARY

Wendy Wen Yee YUNG
General Counsel and Company Secretary
Responsible for Group corporate services including legal, secretarial, human resources, corporate communications and office administration. She holds a Master of Arts Degree from Oxford University and is a solicitor of the High Court of the HKSAR. Prior to joining the Group in 1999, she was a partner of an international law firm in Hong Kong. Aged 41.

SENIOR MANAGEMENT

Alex Chun Wan LUI
Senior Advisor, Urban Design and Architectural Services
Responsible for the Group's urban design and architectural services. A Registered Architect and an Authorized Person (Architect). Also a member of the Town Planning Board. He holds a Master Degree in City Planning from the Massachusetts Institute of Technology and a Bachelor of Architecture Degree from the University of Hong Kong. Before joining the Group in 2002, he was Professor in Architecture of the Chinese University of Hong Kong and has practised architecture & urban design for almost thirty years in Hong Kong, Singapore and USA. Aged 59.

Mark Sun Wa CHIM
General Manager, Office Leasing
Responsible for the Group's office leasing activities. He holds a MBA Degree from Heriot-Watt University. Before joining the Group in 1999, he was National Director, Commercial Department, of an international real estate consultancy firm with over fourteen years' experience in leasing. Aged 39.

Ben Sau Shun LUI
General Manager, Project and Technical Services
Responsible for the Group's project and technical services. A Registered Professional Engineer and a Chartered Civil and Structural Engineer, he holds a Master of Science Degree in Construction Project Management and a Bachelor of Science Degree in Civil Engineering, both from the University of Hong Kong. Before joining the Group in 2000, he has served senior project management positions in other major listed companies. Aged 44.

Lora Wing Sze LUKE
General Manager, Retail Leasing
Responsible for the Group's retail leasing activities. Prior to joining the Group in 2000, she was senior leasing manager of a major listed property investment company. She holds a MBA Degree from University of Reading in Real Estate and Construction. Aged 42.

Deric PROBST-WALLACE
General Manager, Property Services
Responsible for the Group's property services. He holds a MBA degree from the Cranfield School of Management, a diploma from the Chartered Institute of Marketing and a Bachelor of Science Degree from the University of Stirling. Before joining the Group in 2002, he was a Director of an international property services and construction-related consulting firm. Aged 40.

Hoi Yee YAU
Head of Corporate Planning
Heads the Group's Corporate Planning Department, Finance Division. She holds a MBA Degree from Harvard University and a Bachelor of Science Degree from Stanford University. Prior to joining the Group in 2002, she has served senior management positions in investment and consulting companies. Aged 34.

Advisers

Auditors
Deloitte Touche Tohmatsu

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited

Share Registrars and Transfer Office
Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Registered Office
49/F., Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

Notes

DIRECTORS' REPORT AND ACCOUNTS 2002

Corporate Governance Statement

STATEMENT OF CORPORATE GOVERNANCE POLICY

The Board of Directors are committed to maintaining a high standard of corporate governance. The Company has complied throughout the review period with the Code of Best Practice (the "Code of Best Practice") as set out in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules"). The Board aims to continually review and enhance corporate governance practices in the light of international best practices, in addition to complying with applicable statutory requirements. Board efforts in this area are being recognized. The Board was awarded "Directors of the Year" by the Hong Kong Institute of Directors.

BOARD EFFECTIVENESS

Board Responsibilities and Board/Management Relationship

The principal task of the Board is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives.

The Board's role is not to manage the business which responsibility remains vested with management. The Board is responsible for overseeing the processes that management has in place to identify business opportunities and risks. The Hysan Board and management fully appreciate their respective roles and are supportive of building a healthy corporate governance culture.

Board Composition

The Board currently comprises Peter T. C. Lee, Chairman and Managing Director, Michael T. H. Lee, Chief Operating Officer and Director, Pauline W. L. Yu Wong, Director, Property and Michael C. K. Moy, Chief Financial Officer and Director, and nine other non-executive Directors. Sir David Akers-Jones acts as the independent non-executive Deputy Chairman, also chairing the two corporate governance committees, namely the Audit Committee and Emoluments Review Committee. The biographies of the Directors appear on pages 24 and 25. These demonstrate a range of experience and calibre to bring judgment on issues of strategy, performance, and resources. Independent non-executive Directors also sit on the corporate governance committees of the Board.

The Board as a whole is responsible for the selection and approval of candidates for appointment to the Board, and has not therefore established a Nomination Committee. On appointment, new Directors will be given a comprehensive introduction to Group activities and induction into the responsibilities of non-executive Directors.

Under the Company's articles of association, all Directors are subject to retirement by rotation. The three Directors who have been longest in office as at each Annual General Meeting will retire from office and be subject to re-election.

Independent Non-executive Deputy Chairman

The Board structure, including the presence of an independent non-executive Deputy Chairman on the Board, is designed to ensure that the Board functions effectively and independent of management where appropriate. At the same time, the fact that the Chairman is also Managing Director means that the Chairman has a more detailed knowledge of the business and activities of the Company than would be possible for a Chairman who was not a member of management.

The executive Board was further strengthened by the appointment of Michael T. H. Lee as Chief Operating Officer effective 10 June 2002, responsible for the day-to-day management and co-ordination of the overall development of the Company. The Chairman and Managing Director will continue to have overall responsibility for strategic planning of the Group and developments generally.

Board Process

The Board meets at least quarterly. Its principal task is to formulate strategy and to monitor and control operating and financial performance in pursuit of the Group's strategic objectives. Certain significant transactions, including material bank facilities, material acquisitions and disposals, and material transactions with connected parties are reserved for Board decision.

An important element of the Board's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. Where appropriate, communications are sent electronically. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions. During the year, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

All Directors have access to the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters.

Board Committees

The Board currently has three Board committees, namely the Audit Committee, Emoluments Review Committee and Investment Committee. The Audit and Emoluments Review Committees, being corporate governance committees, have 100% non-executive membership with a majority of independent Directors. These three committees deal with specific aspects of the Group's affairs, as detailed below:

Audit Committee

The Audit Committee which is chaired by Sir David Akers-Jones, its other current members being Per Jorgensen and Chien Lee, meets not less than twice per annum with a 100% attendance recorded in 2002. The Committee provides a forum of reporting by the Group's external auditors. Meetings are also attended by invitation by the Chief Operating Officer and the Chief Financial Officer. The Committee presents a report to the Board after each meeting, which addresses its work and findings.

Details on the mandate and work performed by the Audit Committee during the review year are set out in the Audit Committee Report on page 38.

Emoluments Review Committee

The Group's Emoluments Review Committee is also chaired by Sir David Akers-Jones. Other members are F. K. Hu and Geoffrey M. T. Yeh.

The function of the Committee is to review and determine the remuneration of the executive Directors. The Chairman and Managing Director makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. On matters other than those concerning him, the Chairman and Managing Director may be invited to Committee meetings. No Director is involved in deciding his own remuneration.

Details of each Director's emoluments and options are shown in section headed "Directors' Remuneration and Interests".

Investment Committee

The Group's Investment Committee comprises the Chairman and Managing Director, the Chief Operating Officer and Director, Victor K. K. Fung, Hans Michael Jebsen, with Anthony H. P. Lee as the Chairman. The five Directors, demonstrating a range of experience and background, meet as necessary to advise and make recommendations on the investment strategies of the Group within agreed terms of reference.

Corporate Governance Statement

DIRECTORS' REMUNERATION AND INTERESTS

Director Compensation

Executive Director Emoluments

Details on Directors' emoluments are set out in note 6 to the financial statements. As detailed above, the Emoluments Review Committee reviews and determines the remuneration of the executive Directors.

Non-Executive Director Emoluments

The annual remuneration of the non-executive Directors for year 2002 was HK$546,918 per annum.

The independent non-executive Deputy Chairman receives an annual fee of HK$65,000, with the other non-executive Directors being entitled to an annual fee of HK$50,000. Members of the Audit Committee receive an additional annual fee of HK$20,000. None of the non-executive Directors receive any pension benefits from the Company, nor do they participate in any bonus or incentive schemes.

Service Contracts

No Director has a service contract that is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

Directors' Interests

Directors' Interests in Shares

As at 31 December 2002, the interests of the Directors and Alternate Directors in the ordinary shares of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance") were as follows:

	No. of shares held				
Name	Personal interests	Family interests	Corporate interests	Other interests	Total
Peter Ting Chang Lee	2,000,000	—	4,083,823 *(Note 1)*	—	6,083,823
Fa-kuang Hu	—	—	255,012 *(Note 2)*	—	255,012
Hans Michael Jebsen	60,000	—	2,432,914 *(Note 1)*	—	2,492,914
Per Jorgensen	6,678	—	—	—	6,678
Chien Lee	970,000	—	4,083,823 *(Note 1)*	3,750,000 *(Note 3)*	8,803,823
Michael Tze Hau Lee	1,023,233	—	—	—	1,023,233
Michael Chi Kung Moy	—	131,565 *(Note 4)*	—	—	131,565
Deanna Ruth Tak Yung Rudgard	1,871,600	—	—	—	1,871,600
Pauline Wah Ling Yu Wong	254,000	—	—	—	254,000
Geoffrey Meou-tsen Yeh	249,619	—	1,000 *(Note 1)*	—	250,619
V-nee Yeh (Alternate to Geoffrey Meou-tsen Yeh)	43,259	—	84,575 *(Note 1)*	—	127,834

Notes:

(1) Such shares were held through corporations in which the respective Directors were members entitled to exercise one-third or more of the voting power at general meetings. Corporate interests of Peter T. C. Lee and Chien Lee relate to the same corporation.

(2) Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to have beneficial interests in all these shares.

(3) Such shares were held through a discretionary trust of which Chien Lee was a beneficiary.

(4) These shares were held by the wife of Michael Chi Kung Moy who was therefore deemed to have interest in them.

As at 31 December 2002, certain Directors had personal interests in options to subscribe for ordinary shares in the Company granted under the Company's Executive Share Option Scheme, details of which are set out below under "Executive Share Options" (also see note 31 to the financial statements).

Apart from the above, as at 31 December 2002, there was no other interest or right recorded in the register required to be kept under Section 29 of the SDI Ordinance.

Executive Share Options

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is three per cent of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time. The maximum entitlement of each participant under the Scheme is 25 per cent of the maximum number of shares in respect of which options may at any time be granted under the Scheme. The exercise price was fixed at 80 per cent of the average of the closing prices of the shares on the Hong Kong Stock Exchange for the twenty trading days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

As at 31 December 2002, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.4% of the then issued share capital of the Company. Options expiring, granted and outstanding to them are as follows:

			Changes During the Year					
	Balance as at 1.1.2002	Date of grant	Cancelled/ Lapsed	Granted	Exercised	Balance as at 31.12.2002	Exercise price (HK$)	Exercisable period
Peter Ting Chang Lee	1,350,000	7.1.99	NIL	NIL	NIL	1,350,000	9.22	7.1.01-6.1.09
Pauline Wah Ling Yu Wong	900,000	3.5.95	NIL	NIL	NIL	900,000	13.46	3.5.97-2.5.05
Michael Chi Kung Moy	1,200,000	23.12.99	NIL	NIL	NIL	1,200,000	7.54	23.12.01-22.12.09

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

No options have been granted since the coming into force of certain new Listing Rules requirements. Future grants will only be made under the existing Scheme where new Listing Rules requirements are complied with.

Corporate Governance Statement

The Chairman and Managing Director has been delegated by the Board the authority to make grants to other management staff, with the view to further strengthening the links between staff and shareholder objectives and to balance the interests of shareholders generally. The exercise price will be set at at least the higher of (i) the closing price of the Company's ordinary shares on the date of grant; and (ii) the average closing price of such shares for the five days immediately before the grant. Interests of shareholders will be balanced by having appropriate aggregate and individual grant limits, also being in line with new Listing Rules requirements. A clear performance criterion will be the main driver.

The Group has in place appropriate Code of Practice and procedures regulating dealings in Company shares by Directors and employees.

Disclosure of Directors' Interests in Competing Business under the Listing Rules

The Group is engaged principally in the development, ownership and management of high quality investment properties in Hong Kong. The following Directors are considered to have interests in other activities ("Deemed Competing Business") that compete or are likely to compete with the said core business of the Group, all within the meaning of the Listing Rules.

For the reasons stated below, and coupled with the diligence of the Group's independent non-executive Directors and the Audit Committee, the Group is capable of carrying on its business independent of and at arm's length from the Deemed Competing Business.

(i) Peter T. C. Lee, Anthony H. P. Lee, Chien Lee, Michael T. H. Lee and Deanna R. T. Y. Rudgard are members of the founding family whose range of general investment activities include property investments in Hong Kong and overseas. In the light of the size and dominance of the portfolio of the Group, such disclosed Deemed Competing Business is considered immaterial.

(ii) F. K. Hu (and his alternate, Raymond L. M. Hu) are substantial shareholders and directors of Ryoden (Holdings) Limited, Ryoden Development Limited, Designcase Limited and their respective subsidiaries and associates, which are engaged in investment holding, property investment and development, property agency and management, project management in both the People's Republic of China and Hong Kong.

The Company's management team is separate and independent from that of the companies listed above. In addition, the aforementioned Director has a non-executive role and is not involved in the Company's day-to-day operations and management.

Related Party and Connected Transactions

The Group has provided shareholder loans to a non-wholly owned subsidiary in proportion to its shareholding. The quasi-equity loans were provided in the ordinary course of the Group's business. These activities constitute financial assistance and "Connected Transactions" under the Listing Rules.

The Group also entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Company in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis.

Further details are set out in Note 37 to the financial statements.

Directors' Interests in Contracts of Significance

Except as disclosed above, no contract of significance to which the Company or any of its subsidiaries was a party and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

INTERNAL CONTROL AND RISK MANAGEMENT

The Group regularly reviews its internal control system. The key features of our system of internal control include:

(a) systems of delegated authorities: there are in place defined organizational responsibilities and limits of authority. Details on capital projects appraisal process are set out in "Capital Expenditure - Investment Appraisal" under "Operating and Financial Review - Financial Review";

(b) financial monitoring: annual and long-term revenue, cashflow, and capital forecasts, updated regularly during the year; monthly monitoring of revenue, cashflow, and capital expenditure and reporting to top management, quarterly reporting of key financial information to Board;

(c) risk management: details on financial risk management are set out in the relevant section in "Operating and Financial Review - Financial Review".

FINANCIAL TRANSPARENCY AND DISCLOSURE

The Group is committed to open and timely disclosure of relevant information on its activities to stakeholders, subject to applicable legal requirements. We aim to continually improve on the quality of our reporting. The Group had in operation during 2002 a communication programme, and will continue to enhance the same.

Communication is made through:

- the Company's annual and interim reports, which has been enhanced to present a comprehensive, balanced and understandable assessment of Group position and prospects
- notices of and explanatory memoranda for annual and other general meetings, which have been enhanced to provide shareholders with additional information in an understandable manner
- regular analyst briefings
- press briefings for Group annual results and other briefings, as appropriate
- press releases on major developments of the Group
- disclosures to the Stock Exchange of Hong Kong Limited and relevant regulatory bodies
- inquiries from investors, media or the public are responded to by Chief Financial Officer, Company Secretary or the appropriate members of senior management
- Company's web-site at *http://www.hysan.com.hk* from which shareholders can access information on the Group. The web-site provides, inter alia, corporate announcements, press releases, annual reports, and corporate information of the Group

Corporate Governance Statement

SHAREHOLDINGS INFORMATION AND SHAREHOLDER RIGHTS

Shareholdings Information

As at 31 December 2002:

Authorised share capital: HK$7,250,000,000, comprising of 1,450,000,000 ordinary shares of HK$5.00 each.

Issued and fully paid-up capital: HK$5,173,084,625, comprising of 1,034,616,925 ordinary shares of HK$5.00 each.

Class of shares: one class of ordinary shares of HK$5.00 each with equal voting rights.

Top 10 Largest Shareholders

(as at 31 December 2002, as per register of members of the Company)

		Number of Shares	%
1.	HKSCC Nominees Limited	376,077,646	36.35
2.	HSBC Nominees (Hong Kong) Limited	126,597,346	12.24
3.	Hang Seng (Nominee) Limited	125,602,454	12.14
4.	Lee Hysan Estate Co, Ltd*	90,118,724	8.71
5.	Kenwin Assets Limited*	43,902,720	4.24
6.	Overton Holdings Limited*	43,902,720	4.24
7.	Atlas Corporate Management Ltd*	39,809,001	3.85
8.	Shanghai Commercial Bank (Nominees) Ltd	32,510,110	3.14
9.	Liu Chong Hing (Nominees) Ltd	20,248,255	1.96
10.	Clipperton Company Limited*	17,019,739	1.64
	Total	915,788,715	88.51

Note: * denotes entities whose interests are attributable to the substantial shareholder: Lee Hysan Estate Company, Limited (see "Substantial Shareholders" under Directors' Report)

Location of Shareholders

(as at 31 December 2002, as per register of members of the Company)

Location of shareholders	Number of shares	%
Hong Kong	1,024,743,032	99.04
U.K.	4,379,714	0.42
US and Canada	5,125,512	0.50
Singapore	88,766	0.01
Others	279,901	0.03
Total	1,034,616,925	100.00

Shareholder Rights

All ordinary shares of the Company have equal voting rights. The Board welcomes moves towards a more constructive use of Annual General Meetings and regards the Annual General Meeting as the principal opportunity to meet private shareholders.

Annual General Meeting proceedings are continually reviewed in the light of corporate governance best practices. Separate resolutions are proposed at the Annual General Meeting on each substantially separate issue, including the election of individual directors. Comprehensive information on businesses to be transacted at the forthcoming Annual General Meeting, together with frequently asked questions regarding the voting procedures, has been included in the circular accompanying the Annual Report.

The Company arranges for the Annual Report and Financial Statements and related papers to be posted to shareholders so as to allow at least 35 days for consideration prior to the Annual General Meeting. Financial and other information on the Group is also made available at the Group's website at www.hysan.com.hk.

By order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 11 March 2003

Audit Committee Report

The Audit Committee has three members, a majority of whom are independent non-executive Directors.

The Committee oversees the financial reporting process. In this process, management is primarily responsible for the preparation of Group financial statements including the selection of suitable accounting policies. External auditors are responsible for auditing and attesting to Group financial statements and evaluating Group system of internal controls. The Audit Committee oversees the respective work of management and external auditors to endorse the processes and safeguards employed by them.

The Audit Committee has reviewed and discussed with management and external auditors the 2002 consolidated financial statements included in the 2002 Annual Report. In this regard, the Committee had discussions with management with regard to new or changes in accounting policies as applied, and significant judgments affecting the Group financial statements. The Committee also received reports and met with the external auditors to discuss the general scope of their audit work, their assessment of Group internal controls.

Based on these review and discussions, and the report of the external auditors, the Audit Committee recommended to the Board of Directors approval of the consolidated financial statements for the year ended 31 December 2002, with the Auditors' Report thereon.

The Audit Committee also reviewed and recommended to the Board of Directors approval of the unaudited financial statements for the first six months of 2002, prior to public announcement and filing.

The Committee recommended to the Board that the shareholders be asked to re-appoint Deloitte Touche Tohmatsu as the Group's external auditors for 2003.

The Committee presents a report to the Board on its findings after each Committee meeting.

MEMBERS OF THE AUDIT COMMITTEE
David AKERS-JONES *(Chairman)*
Per JORGENSEN
Chien LEE

Hong Kong, 11 March 2003

Directors' Report

The Directors submit their report together with the audited financial statements for the year ended 31 December 2002, which were approved by the Board of Directors on 11 March 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Group continued throughout 2002 to be property development and investment and investment holding. Details of the Group's associates and principal subsidiaries at 31 December 2002 are set out in notes 15 and 39 respectively to the financial statements.

An analysis of Group's turnover is set out in note 4 to the financial statements. As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided. A detailed review of the development of the business of the Group during the year, and likely future developments, is set out in the Chairman's Statement and the Operating and Financial Review of the Annual Report.

RESULTS AND APPROPRIATIONS

The results of the Group for the year ended 31 December 2002 are set out in the consolidated income statement on page 43.

An interim dividend of HK$0.10 per share amounting to HK$103,355,198 was paid to shareholders during the year.

The Board of Directors recommends the payment of a final dividend of HK$0.265 per share with a scrip alternative to the shareholders on the register of members on 13 May 2003, absorbing HK$274,173,485. The ordinary dividends paid and proposed in respect of the full year 2002 will absorb HK$377,528,683, the balance of the profit will be retained.

RESERVES

Movements during the year in the reserves of the Group and the Company are set out in notes 29 and 30 to the financial statements.

INVESTMENT PROPERTIES

All of the Group's investment properties were revalued by an independent professional valuer at 31 December 2002. The revaluation resulted in a deficit as compared to carrying amount of HK$2,158 million, with the Group's attributable share being HK$2,073 million, which has been charged directly to the investment property revaluation reserve.

Details of movements during the year in the investment properties of the Group and the Company are set out in note 13 to the financial statements.

Details of the major investment properties of the Group at 31 December 2002 are set out in section under "Schedule of Principal Properties" of the Annual Report.

PROPERTY, PLANT AND EQUIPMENT

Details of movements during the year in the property, plant and equipment of the Group and the Company are set out in note 12 to the financial statements.

Directors' Report

SHARE CAPITAL AND FIXED RATE NOTES

The Company issued a total of 3,313,550 ordinary shares under the scrip dividend scheme accompanying year 2001 final dividends and year 2002 interim dividends. During the year, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities. Details of movements during the year in the share capital of the Company are set out in note 28 to the financial statements.

During the year, a subsidiary of the Company issued an aggregate of US$200 million 7% ten-year notes under the established medium term note programme with a full guarantee of the Company. The notes were listed on the Luxembourg Stock Exchange. The net proceeds were predominately used to refinance the maturing debts and for general corporate purpose.

CORPORATE GOVERNANCE

The Company is committed to a high standard of corporate governance and has complied throughout the year with the Code of Best Practice (the "Code of Best Practice") as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Further information on the Company's corporate governance practices is set out in the section "Corporate Governance". Such section sets out detailed information on (a) Board effectiveness (including workings of Audit Committee and other Board committees); (b) Directors' remuneration and interests (including information on Directors' emoluments, service contracts, interests in shares, executive share options, interests in contracts of significance and interests in competing businesses under the Listing Rules); and (c) Connected and Related Party Transactions. Further information on Group human resources and social responsibility are set out in relevant sections of the Annual Report.

THE BOARD

The Board currently comprises Peter T. C. Lee, Chairman and Managing Director, Michael T. H. Lee, Chief Operating Officer and Director, Pauline W. L. Yu Wong, Director, Property and Michael C. K. Moy, Chief Financial Officer and Director, and nine other non-executive Directors, Sir David Akers-Jones acts as the Independent non-executive Deputy Chairman, also chairing the two corporate governance committees, namely the Audit Committee and Emoluments Review Committee. The biographies of the Directors appear on pages 24 and 25.

Under the Company's articles of association, all Directors are subject to retirement by rotation. The three Directors who have been longest in office as at each Annual General Meeting will retire from office and be subject to re-election. Dr. Victor K.K. Fung, having served on the Board since 1998, gave notice that he would not stand for re-election as at the forthcoming Annual General Meeting. Accordingly, Peter T. C. Lee and Chien Lee will retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. During the year, Claus Michael Valentin Hemmingsen, Raymond Liang-ming Hu, Markus Friedrich Jebsen and V-nee Yeh served as alternate Directors.

DIRECTORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

The Companies Ordinance requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of their respective profit or loss for the year then ended. In preparing the financial statements, the Directors are required to:

(a) select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;

(b) state the reasons for any significant departure from accounting standards; and

(c) prepare the financial statements on the going concern basis, unless it is not appropriate to presume that the Company and the Group will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SUBSTANTIAL SHAREHOLDERS

The register of substantial shareholders maintained under Section 16(1) of the Securities (Disclosure of Interests) Ordinance shows that as at 31 December 2002, the Company has been notified of the following interests, being ten per cent (10%) or more of the Company's issued share capital:

	No. of shares
Lee Hysan Estate Company, Limited and certain of its subsidiaries	429,046,912

These interests are in addition to those disclosed in "Corporate Governance" section of the Annual Report in respect of the Directors.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate turnover attributable to the Group's five largest customers was less than 30% of total turnover.

The aggregate purchases attributable to the Group's five largest suppliers was less than 30% of total purchases.

POST BALANCE SHEET EVENT

Details of the post balance sheet event are set out in note 38 to the financial statements.

DONATIONS

During the year, the Group made donations totalling HK$1,457,382 for charitable and other purposes.

AUDITORS

A resolution for the re-appointment of Messrs. Deloitte Touche Tohmatsu as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By order of the Board
Peter T. C. Lee
Chairman and Managing Director

Hong Kong, 11 March 2003

Auditors' Report

德勤•關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

TO THE SHAREHOLDERS OF HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 43 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstance of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 11 March 2003

Consolidated Income Statement

for the year ended 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
Turnover	4	**1,233,398**	1,355,450
Property expenses		**(235,841)**	(223,598)
Cost of property sales		**(50)**	—
Gross profit		**997,507**	1,131,852
Impairment loss (arising) reversed in respect of investments in securities		**(800)**	6,225
Other operating income		**15,908**	18,557
Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**60**	60
Administrative expenses		**(85,836)**	(89,956)
Profit from operations	5	**926,839**	1,066,738
Finance costs	8	**(220,553)**	(314,428)
Gain on disposal of an associate		**—**	33,531
Impairment loss arising in respect of interests in associates		**(10,064)**	(4,880)
Share of results of associates		**143**	(2,338)
Profit before taxation		**696,365**	778,623
Taxation	9	**(97,903)**	(114,903)
Profit after taxation		**598,462**	663,720
Minority interests		**(54,588)**	(63,377)
Net profit for the year	29	**543,874**	600,343
Dividends	10	**377,529**	391,598
Earnings per share	11		
Basic		**HK52.66 cents**	HK58.26 cents
Diluted		**HK52.66 cents**	HK58.24 cents

Consolidated Balance Sheet

at 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Property, plant and equipment	12	**56,329**	50,158
Investment properties	13	**24,841,010**	26,638,500
Interests in associates	15	**61,317**	61,324
Investments in securities	16	**1,483,821**	1,754,059
Negative goodwill	17	**(1,076)**	(1,136)
Staff housing loans, secured	18	**16,452**	20,936
		26,457,853	28,523,841
Current assets			
Cash and bank balances		**1,574**	457
Time deposits		**21,372**	26,612
Accounts receivable	19	**10,117**	9,445
Interest receivable		**24,215**	14
Staff housing loans, secured - due within one year	18	**1,863**	2,764
Prepayments and deposits		**38,183**	59,459
		97,324	98,751
Current liabilities			
Long term bank loans - due within one year	24	**737,638**	139,837
Floating rate notes	25	**—**	1,999,547
Creditors and accruals	20	**108,598**	58,233
Interest payable		**74,234**	13,220
Rental deposits from tenants		**233,530**	248,911
Deferred income	21	**686**	—
Taxation payable		**126,122**	100,673
Unclaimed dividends		**1,412**	2,137
		1,282,220	2,562,558
Net current liabilities		**(1,184,896)**	(2,463,807)
Total assets less current liabilities carried forward		**25,272,957**	26,060,034

	Notes	2002 HK$'000	2001 HK$'000
Total assets less current liabilities brought forward		**25,272,957**	26,060,034
Non-current liabilities			
Advances from investees	22	**51,676**	52,571
Amounts due to minority shareholders	23	**292,765**	292,765
Long term bank loans - due after one year	24	**3,009,223**	3,088,634
Floating rate notes	25	**398,090**	397,047
Fixed rate notes	26	**1,551,003**	—
Deferred income	21	**5,541**	—
Deferred taxation	27	**1,295**	—
		5,309,593	3,831,017
		19,963,364	22,229,017
MINORITY INTERESTS		**876,388**	962,092
NET ASSETS		**19,086,976**	21,266,925
CAPITAL AND RESERVES			
Share capital	28	**5,173,084**	5,156,516
Accumulated profits	29	**3,747,017**	3,580,672
Other reserves	30	**10,166,875**	12,529,737
		19,086,976	21,266,925

The financial statements on pages 43 to 77 were approved and authorised for issue by the Board of Directors on 11 March 2003 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

Balance Sheet

at 31 December 2002

	Notes	2002 HK$'000	2001 HK$'000
Non-current assets			
Property, plant and equipment	12	**12,475**	5,735
Investment properties	13	**3,295,000**	3,500,000
Investments in subsidiaries	14	**12,990,625**	12,908,172
Interests in associates	15	**3**	3
Investments in securities	16	**2,031**	2,831
Staff housing loans, secured	18	**16,452**	20,936
		16,316,586	16,437,677
Current assets			
Cash and bank balances		**939**	1,023
Time deposits		**882**	925
Accounts receivable	19	**1,614**	2,416
Staff housing loans, secured - due within one year	18	**1,863**	2,764
Prepayments and deposits		**9,547**	15,289
		14,845	22,417
Current liabilities			
Long term bank loans - due within one year	24	**687,638**	139,837
Creditors and accruals	20	**14,177**	16,711
Interest payable		**11,458**	11,066
Rental deposits from tenants		**27,366**	27,307
Amounts due to subsidiaries		**622,700**	7,473
Taxation payable		**16,332**	6,696
Unclaimed dividends		**1,412**	2,137
		1,381,083	211,227
Net current liabilities		**(1,366,238)**	(188,810)
Total assets less current liabilities		**14,950,348**	16,248,867
Non-current liabilities			
Long term bank loans - due after one year	24	**2,200,123**	3,088,634
Deferred taxation	27	**1,295**	—
		2,201,418	3,088,634
NET ASSETS		**12,748,930**	13,160,233
CAPITAL AND RESERVES			
Share capital	28	**5,173,084**	5,156,516
Accumulated profits	29	**3,741,503**	3,957,698
Other reserves	30	**3,834,343**	4,046,019
		12,748,930	13,160,233

The financial statements on pages 43 to 77 were approved and authorised for issue by the Board of Directors on 11 March 2003 and are signed on its behalf by:

Peter T.C. Lee
Director

David Akers-Jones
Director

Consolidated Statement of Changes in Equity

for the year ended 31 December 2002

	2002 HK$'000	2001 HK$'000
At beginning of the year	**21,266,925**	23,478,424
Unrealised loss on investments in other securities	**(284,395)**	(566,708)
Deficit on revaluation of investment properties	**(2,158,317)**	(1,972,248)
Deficit on revaluation of land and buildings	**(856)**	(2,823)
Deficit on revaluation of investment properties shared by minority shareholders	**86,600**	131,703
Net losses not recognised in the income statements	**(2,356,968)**	(2,410,076)
Net profit for the year	**543,874**	600,343
Dividends paid during the year	**(392,120)**	(422,211)
Issue of shares in lieu of cash dividend	**16,568**	40,080
Premium on issue of shares in lieu of cash dividend	**10,199**	30,847
Share issue expenses	**(10)**	(31)
Shares repurchased and cancelled	**—**	(64,320)
Reversal of capital reserve and translation reserve on disposal of an associate	**—**	13,869
Realisation on disposal of investment properties	**(1,492)**	—
At end of the year	**19,086,976**	21,266,925
Represented by:		
Balance after amount set aside for dividend	**18,812,802**	20,978,160
Amount set aside for dividend	**274,174**	288,765
	19,086,976	21,266,925

Consolidated Cash Flow Statement

for the year ended 31 December 2002

	2002 HK$'000	2001 HK$'000
OPERATING ACTIVITIES		
Profit from operations	**926,839**	1,066,738
Adjustments for:		
Impairment loss arising (reversed) in respect of investments in securities	**800**	(6,225)
Interest income	**(4,842)**	(3,749)
Dividend income	**(10,512)**	(14,408)
Depreciation	**4,793**	6,029
Gain on property sales	**(1,500)**	—
Bank charges	**(9,543)**	(7,930)
Medium Term Note Programme expenses	**(509)**	(1,967)
Loss on disposal of property, plant and equipment	**2**	—
Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**(60)**	(60)
Operating cash flows before movements in working capital	**905,468**	1,038,428
Decrease (increase) in accounts receivable, prepayments and deposits	**20,604**	(41,142)
Decrease in staff housing loans, secured	**5,385**	7,781
Increase (decrease) in rental deposits from tenants, creditors and accruals	**35,118**	(19,856)
Cash generated from operations	**966,575**	985,211
Hong Kong Profits Tax paid	**(71,159)**	(73,367)
NET CASH FROM OPERATING ACTIVITIES	**895,416**	911,844
INVESTING ACTIVITIES		
Interest received	**4,222**	3,826
Dividends received from investments in securities	**9,617**	8,612
Dividends received from associates	**150**	—
Additions to investment properties	**(362,465)**	(178,098)
Additions to property, plant and equipment	**(11,872)**	(2,380)
Proceeds on disposal of investment properties	**1,550**	—
Proceeds on disposal of property, plant and equipment	**50**	—
Acquisition of additional interest in a subsidiary	**—**	(243,947)
Advance to an associate	**(10,064)**	(7,288)
Repayments from an associate	**—**	1,601
Net proceeds received on disposal of an associate	**—**	35,929
Advances to investees	**(14,957)**	(17,207)
Construction costs paid	**(38)**	(179)
NET CASH USED IN INVESTING ACTIVITIES	**(383,807)**	(399,131)

	2002 HK$'000	2001 HK$'000
FINANCING ACTIVITIES		
Net proceeds received on derivatives	**6,855**	—
Interest paid	**(171,213)**	(316,019)
Dividends paid	**(366,078)**	(351,429)
Dividends paid to minority shareholders of subsidiaries	**(53,692)**	(63,502)
Share issue expenses	**(10)**	(31)
Repurchase of own shares	**—**	(64,320)
Repayment of long term loan in respect of acquisition of additional interest in a subsidiary	**—**	(263,754)
New unsecured bank loans	**1,750,038**	1,604,814
Issue of fixed rate notes	**1,550,016**	—
Repayment of unsecured bank loans	**(1,231,648)**	(1,081,843)
Repayment of floating rate notes	**(2,000,000)**	—
Repayment to investees	**—**	(1,115)
NET CASH USED IN FINANCING ACTIVITIES	**(515,732)**	(537,199)
NET DECREASE IN CASH AND CASH EQUIVALENTS	**(4,123)**	(24,486)
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**27,069**	51,555
CASH AND CASH EQUIVALENTS AT 31 DECEMBER	**22,946**	27,069
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**1,574**	457
Time deposits	**21,372**	26,612
	22,946	27,069

Notes to the Financial Statements

for the year ended 31 December 2002

1. GENERAL

The Company is a public listed limited company incorporated in Hong Kong and its shares are listed on The Stock Exchange of Hong Kong Limited.

The principal activities of the Group are property development and investment and investment holding.

2. ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants. The adoption of these SSAPs has resulted in a change in the format of presentation of the cash flow statement and the statement of changes in equity but has had no material effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.

Foreign Currencies

The revisions to SSAP 11 "Foreign Currency Translation" have eliminated the choice of translating the income statements of overseas associates at the closing rate for the period, the policy previously followed by the Group. They are now required to be translated at an average rate. This change in accounting policy has not had any material effect on the results for the current or prior accounting periods.

Cash Flow Statements

In the current period, the Group has adopted SSAP 15 (Revised) "Cash Flow Statements". Under SSAP 15 (Revised), cash flows are classified under three headings — operating, investing and financing, rather than the previous five headings. Interests received and interests paid, which were previously presented under a separate heading, are classified as investing and financing cash flows respectively. Cash flows arising from taxes on income are classified as operating activities, unless they can be separately identified with investing or financing activities. Cash flows of overseas associates have been re-translated at the rates prevailing at the dates of the cash flows rather than the rate of exchange ruling on the balance sheet date. The change in exchange rates used for translation of the cash flows of overseas associates has not had any material effect on the results for the current or prior accounting periods.

Employee Benefits

In the current period, the Group has adopted SSAP 34 "Employee Benefits", which introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any material impact on the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of properties and investments in securities.

The financial statements have been prepared in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are set out below:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions on or after 1 January 2001 is capitalised and amortised on a straight line basis over its useful life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisitions on or after 1 January 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Negative goodwill arising on acquisitions prior to 1 January 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable during the year.

Interests in associates

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such interests is reduced to recognise any identified impairment loss in the value of individual investments.

The results of associates are accounted for by the Company on the basis of dividends received and receivable during the year.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

All securities other than held-to-maturity debt securities are measured at fair value at subsequent reporting dates.

Where securities are held for trading purposes, unrealised gains and losses are included in net profit or loss for the year. For other securities, unrealised gains and losses are dealt with in the investment revaluation reserve, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss is included in net profit or loss for the year.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value based on independent professional valuations at each balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the property disposed of is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any accumulated impairment losses.

Land and buildings are stated in the balance sheet at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair values at the balance sheet date.

Any surplus arising on revaluation of land and buildings is credited to the asset revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case this surplus is credited to the income statement to the extent of the deficit previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the asset revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to accumulated profits.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Property, plant and equipment continued

Depreciation is provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, using the straight line method, at the following rates per annum:

Leasehold land	Over the remaining term of the lease
Buildings	Over the shorter of the term of the lease, or 40 years
Furniture, fixtures and equipment	20%
Computers	20%
Motor vehicles	25%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately, unless the asset is carried at revalued amount under another SSAP, in which case the impairment loss is treated as revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the asset is carried at revalued amount under another SSAP, in which case the impairment loss is treated as revaluation increase under that SSAP.

Fixed rate notes / floating rate notes issue expenses

Expenses incurred directly in connection with the issue of fixed rate notes / floating rate notes are deferred and amortised on a straight line basis over the terms of the notes.

Foreign currencies

Transactions in currencies other than Hong Kong dollars are initially recorded at the rates of exchange ruling on the dates of the transactions or at the contracted settlement rate. Monetary assets and liabilities denominated in such currencies are re-translated at the rates ruling on the balance sheet date, with the exception of those items covered under forward exchange contracts, which are re-translated at the contracted settlement rate. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of associates which are denominated in currencies other than Hong Kong dollars are translated at the rates ruling on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and are recognised as income or as expenses in the period in which the interests in associates are disposed of.

3. SIGNIFICANT ACCOUNTING POLICIES *continued*

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Operating leases

Rentals receivable and payable under operating leases are credited and charged respectively to the income statement on a straight line basis over the relevant lease term.

Retirement benefit costs

Payments to the Mandatory Provident Fund Scheme are charged as an expense as they fall due.

Recognition of income

Rental income is recognised on a straight line basis over the relevant lease term.

Income from property sales is recognised on the execution of a binding sales agreement.

Management fee income and security service income are recognised when the services are rendered.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Financial instruments and derivatives

Interest rate and currency swaps are used to manage the Group's exposure to interest rate and foreign exchange rate fluctuation. It is the Group's policy not to enter into derivative transactions for speculative purposes. The notional amounts of interest rate and currency swaps are recorded off balance sheet. Interest flows arising on the interest rate swaps are accounted for on an accrual basis.

4. TURNOVER

	2002	2001
	HK$'000	HK$'000
Turnover comprises:		
Gross rental income from properties	**1,229,599**	1,351,892
Income from property sales	**1,550**	—
Management fee and security service income	**2,249**	3,558
	1,233,398	1,355,450

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

5. PROFIT FROM OPERATIONS

	2002 HK$'000	2001 HK$'000
Profit from operations has been arrived at after charging (crediting):		
Staff costs	**111,699**	107,645
Retirement benefits scheme contributions *(Note 32)*	**4,821**	4,456
Forfeited contributions	**(1,189)**	(2,742)
	115,331	109,359
Depreciation	**4,793**	6,029
Auditors' remuneration	**1,629**	1,636
Rental income arising from operating leases less out-goings	**(996,702)**	(1,131,580)
Dividends from		
– listed investments	**(3,145)**	(8,612)
– unlisted investments	**(7,367)**	(5,796)
Gain on property sales	**(1,500)**	—
Interest income	**(4,842)**	(3,749)
Loss on disposal of property, plant and equipment	**2**	—

6. DIRECTORS' REMUNERATION

	2002 HK$'000	2001 HK$'000
Directors' fees	**757**	792
Other emoluments:		
Basic salaries	**7,809**	7,776
Housing, other allowances and benefits in kind	**2,739**	3,556
Bonus paid	**1,552**	1,625
Retirement benefits scheme contributions	**232**	210
	13,089	13,959

6. DIRECTORS' REMUNERATION *continued*

The number of Directors whose remuneration / fees within the bands set out below is as follows:

	2002 No. of Directors	2001 No. of Directors
HK$ 0 – HK$1,000,000	**9**	11
HK$1,000,001 – HK$1,500,000	**1**	1
HK$1,500,001 – HK$2,000,000	**—**	—
HK$2,000,001 – HK$2,500,000	**—**	—
HK$2,500,001 – HK$3,000,000	**—**	—
HK$3,000,001 – HK$3,500,000	**2**	1
HK$3,500,001 – HK$4,000,000	**—**	1
HK$4,000,001 – HK$4,500,000	**1**	—
HK$4,500,001 – HK$5,000,000	**—**	1
	13	15

Directors' fees paid to independent non-executive Directors during the year totalled HK$255,000 (2001: HK$249,740). They received no other emoluments from the Company or any of its subsidiaries.

7. EMPLOYEE COSTS

The five highest paid individuals included four (2001: three) Directors, details of whose remuneration are set out in note 6. The remuneration of the one individual (2001: two individuals) is detailed as follows:

	2002 HK$'000	2001 HK$'000
Basic salaries, housing, other allowances and benefits in kind	**2,120**	3,886
Bonus paid	**277**	369
Retirement benefits scheme contributions	**12**	24
	2,409	4,279

	2002 No. of employees	2001 No. of employees
Remuneration within the band:		
HK$1,000,001 – HK$1,500,000	**—**	—
HK$1,500,001 – HK$2,000,000	**—**	1
HK$2,000,001 – HK$2,500,000	**1**	1
	1	2

8. FINANCE COSTS

	2002 HK$'000	2001 HK$'000
Interest on		
– bank loans, overdraft and other loans:		
wholly repayable within five years	**78,625**	179,209
not repayable within five years	**16,292**	4,789
– floating rate notes	**24,952**	117,678
– fixed rate notes	**88,149**	—
	208,018	301,676
Amortisation of fixed rate and floating rate notes issue expenses	**2,401**	2,855
Bank charges	**9,543**	7,930
Net exchange loss	**82**	—
Medium Term Note Programme expenses	**509**	1,967
	220,553	314,428

9. TAXATION

	2002 HK$'000	2001 HK$'000
The charge comprises:		
Hong Kong Profits Tax		
– for the year	**106,703**	114,799
– (over) underprovision in prior years	**(10,095)**	104
	96,608	114,903
Deferred taxation *(note 27)*	**1,295**	—
Taxation attributable to the Company and its subsidiaries	**97,903**	114,903

Hong Kong Profits Tax is calculated at 16% (2001: 16%) of the estimated assessable profit for the year.

Details of the potential deferred tax charge not provided for in the year are set out in note 27.

10. DIVIDENDS

	2002 HK$'000	2001 HK$'000
Ordinary shares:		
Interim dividend, paid – HK$0.10 per share (2001: HK$0.10)	**103,355**	102,833
Final dividend, proposed – HK$0.265 per share (2001: HK$0.28)	**274,174**	288,765
	377,529	391,598

The 2002 final dividend of HK$0.265 (2001: HK$0.28) per share has been proposed by the directors and is subject to approval by the shareholders in general meeting. The proposed final dividend for 2002 will be payable in cash with a scrip dividend alternative.

During the year, scrip dividend alternatives were offered to shareholders in respect of the 2001 final and 2002 interim dividends. These alternatives were accepted by the shareholders as follows:

	2002 Interim HK$'000	2001 Final HK$'000
Dividends:		
Cash	**96,646**	268,707
Share alternative	**6,709**	20,058
	103,355	288,765

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	2002 HK$'000	2001 HK$'000
Earnings for the purposes of basic and diluted earnings per share (net profit for the year)	**543,874**	600,343
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,032,758**	1,030,485
Effect of dilutive potential ordinary shares:		
Share options	**—**	358
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,032,758**	1,030,843

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the fair value per share.

12. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings in Hong Kong under long lease HK$'000	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE GROUP					
COST OR VALUATION					
At 1 January 2002	42,500	39,999	5,280	1,611	89,390
Additions	—	2,441	9,431	—	11,872
Disposals	—	(305)	—	—	(305)
Deficit on revaluation	(1,500)	—	—	—	(1,500)
At 31 December 2002	**41,000**	**42,135**	**14,711**	**1,611**	**99,457**
Comprising:					
At cost	—	42,135	14,711	1,611	58,457
At valuation 2002	41,000	—	—	—	41,000
	41,000	42,135	14,711	1,611	99,457
ACCUMULATED DEPRECIATION					
At 1 January 2002	—	34,786	2,835	1,611	39,232
Provided for the year	644	3,165	984	—	4,793
Eliminated on disposals	—	(253)	—	—	(253)
Adjustment on revaluation	(644)	—	—	—	(644)
At 31 December 2002	**—**	**37,698**	**3,819**	**1,611**	**43,128**
NET BOOK VALUES					
At 31 December 2002	**41,000**	**4,437**	**10,892**	**—**	**56,329**
At 31 December 2001	42,500	5,213	2,445	—	50,158

12. PROPERTY, PLANT AND EQUIPMENT *continued*

	Furniture, fixtures and equipment HK$'000	Computers HK$'000	Motor vehicles HK$'000	Total HK$'000
THE COMPANY				
COST				
At 1 January 2002	19,757	5,266	1,611	26,634
Additions	1,126	8,900	—	10,026
At 31 December 2002	**20,883**	**14,166**	**1,611**	**36,660**
ACCUMULATED DEPRECIATION				
At 1 January 2002	16,457	2,831	1,611	20,899
Provided for the year	2,363	923	—	3,286
At 31 December 2002	**18,820**	**3,754**	**1,611**	**24,185**
NET BOOK VALUES				
At 31 December 2002	**2,063**	**10,412**	**—**	**12,475**
At 31 December 2001	3,300	2,435	—	5,735

The leasehold land and buildings of the Group were revalued at 31 December 2002 by Knight Frank (Services) Limited, an independent professional valuer, on an open market value basis. The deficit arising on revaluation has been charged to asset revaluation reserve.

If leasehold land and buildings of the Group had not been revalued, they would have been included in these financial statements at cost less accumulated depreciation at HK$33,560,049 (2001: HK$34,084,593).

Furniture, fixtures and equipment of the Group and the Company include assets carried at cost of HK$21,897,838 (2001: HK$20,512,083) and HK$1,266,778 (2001: HK$846,317) respectively and accumulated depreciation of HK$19,216,069 (2001: HK$18,692,470) and HK$841,662 (2001: HK$804,179) respectively in respect of assets held for use under operating leases. Depreciation charges in respect of those assets for the year amounted to HK$776,954 (2001: HK$944,589) and HK$37,483 (2001: HK$21,352) respectively.

13. INVESTMENT PROPERTIES

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**26,638,500**	28,432,700	**3,500,000**	3,740,000
Additions	**362,465**	178,098	**2,274**	1,331
Adjustment resulted from cost variation	**(96)**	(50)	**—**	—
Disposals	**(1,542)**	—	**—**	—
Deficit on revaluation	**(2,158,317)**	(1,972,248)	**(207,274)**	(241,331)
At 31 December	**24,841,010**	26,638,500	**3,295,000**	3,500,000

The value of investment properties comprises:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Land in Hong Kong:				
– Medium term lease	**4,000,000**	4,300,000	**—**	—
– Long lease	**20,841,010**	22,338,500	**3,295,000**	3,500,000
	24,841,010	26,638,500	**3,295,000**	3,500,000

The investment properties of the Group and the Company were revalued at 31 December 2002 by Knight Frank (Services) Limited, an independent professional valuer, on an open market value basis. The deficit arising on revaluation has been charged to investment property revaluation reserve.

All of the investment properties of the Group and the Company are held for use under operating leases.

14. INVESTMENTS IN SUBSIDIARIES

	THE COMPANY	
	2002	2001
	HK$'000	HK$'000
Unlisted shares, at cost	**5**	5
Amounts due therefrom	**13,394,620**	13,312,167
	13,394,625	13,312,172
Less: Impairment loss	**(404,000)**	(404,000)
	12,990,625	12,908,172

The Directors consider that the unlisted investments are worth at least their cost.

Details of the principal subsidiaries held by the Company at 31 December 2002 are set out in note 39.

15. INTERESTS IN ASSOCIATES

	THE GROUP 2002 HK$'000	THE GROUP 2001 HK$'000	THE COMPANY 2002 HK$'000	THE COMPANY 2001 HK$'000
Unlisted shares, at cost	**—**	—	**3**	3
Share of net liabilities	**(77,171)**	(77,164)	**—**	—
	(77,171)	(77,164)	**3**	3
Amounts due therefrom	**159,850**	149,786	**—**	—
	82,679	72,622	**3**	3
Less: Impairment loss	**(21,362)**	(11,298)	**—**	—
	61,317	61,324	**3**	3

The aggregate attributable share of results of the associates is based on the unaudited management accounts of Parallel Asia Engineering Company Limited and Wingrove Investment Pte Limited for the year ended 31 December 2002.

The Group's share of post-acquisition losses of an associate exceeds the carrying amount of its equity investment in that associate, since the Group has obligation to meet its funding requirements.

Details of the Group's associates at 31 December 2002 are as follows:

Name of associate	Form of business structure	Place of incorporation and operation	Class of share held	Proportion of nominal value of issued share capital held by the Company indirectly	Proportion of nominal value of issued share capital held by the Company directly	Principal activity
Parallel Asia Engineering Company Limited	Incorporated	Hong Kong	Ordinary	—	25%	Investment holding
Wingrove Investment Pte Limited	Incorporated	Singapore	Ordinary	25%	—	Property development and investment

16. INVESTMENTS IN SECURITIES

THE GROUP

	Other securities	
	2002	2001
	HK$'000	HK$'000
Equity securities:		
Listed in Hong Kong	**772,827**	1,057,222
Other investments:		
Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	—
	2,031	2,831
Unlisted shares	**136,856**	136,856
Amounts due therefrom	**700,440**	685,483
	837,296	822,339
Less: Impairment losses	**(128,333)**	(128,333)
	708,963	694,006
	710,994	696,837
	1,483,821	1,754,059
Market value of securities listed in Hong Kong	**772,827**	1,057,222
Carrying amount analysed for reporting purposes as:		
Non-current	**1,483,821**	1,754,059

THE COMPANY

	Other securities	
	2002	2001
	HK$'000	HK$'000
Other investments:		
Club debentures	**2,831**	2,831
Less: Impairment loss	**(800)**	—
	2,031	2,831
Carrying amount analysed for reporting purpose as:		
Non-current	**2,031**	2,831

17. NEGATIVE GOODWILL

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Carrying amount at 1 January	**1,136**	—
Negative goodwill arising on acquisition of additional interest in a subsidiary during the year	**—**	1,196
Released to income during the year	**(60)**	(60)
Carrying amount at 31 December	**1,076**	1,136

The negative goodwill which arose on the Group's acquisition of additional interest in a subsidiary is released to income on a straight line basis over a period of twenty years.

18. STAFF HOUSING LOANS, SECURED

	THE GROUP AND THE COMPANY	
	2002	2001
	HK$'000	HK$'000
Staff housing loans, secured	**18,315**	23,700
Less: Amounts due within one year shown under current assets	**(1,863)**	(2,764)
	16,452	20,936

The secured advances arise in connection with an established Staff Housing Loan scheme granted to the employees who meet the qualifying criteria. The advances bear a fixed interest rate of 4% per annum.

19. ACCOUNTS RECEIVABLE

Accounts receivables are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 31 December 2002 and 2001 were aged less than 90 days.

20. CREDITORS AND ACCRUALS

All of the trade payables of the Group as at 31 December 2002 and 2001 were aged less than 90 days.

21. DEFERRED INCOME

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Deferred income	**6,227**	—
Less: Amount due within one year shown under current liabilities	**(686)**	—
	5,541	—

In connection with the US$200 million ten-year inaugural notes, the Group has entered into derivative transactions to lock in the ten-year US Treasury rate so as to manage its interest rate exposures. The gain on the transactions is deferred and recognised on a straight line basis over the term of the ten-year notes, with final maturity in February 2012.

22. ADVANCES FROM INVESTEES

The advances are unsecured, interest free and are not repayable within one year.

23. AMOUNTS DUE TO MINORITY SHAREHOLDERS

The amounts are unsecured, interest free and are not repayable within one year.

24. LONG TERM BANK LOANS

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Bank loans, unsecured	**3,746,861**	3,228,471	**2,887,761**	3,228,471
The bank loans are repayable as follows:				
Within one year	**737,638**	139,837	**687,638**	139,837
More than one year, but not exceeding two years	**685,600**	435,500	**685,600**	435,500
More than two years, but not exceeding five years	**1,617,600**	2,172,634	**1,200,500**	2,172,634
More than five years	**706,023**	480,500	**314,023**	480,500
	3,746,861	3,228,471	**2,887,761**	3,228,471
Less: Amounts due within one year shown under current liabilities	**(737,638)**	(139,837)	**(687,638)**	(139,837)
	3,009,223	3,088,634	**2,200,123**	3,088,634

25. FLOATING RATE NOTES

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Floating rate notes	**400,000**	2,400,000
Less: Unamortised notes issue expenses	**(1,910)**	(3,406)
	398,090	2,396,594
Less: Amount due within one year shown under current liabilities	**—**	(1,999,547)
	398,090	397,047

HD Treasury (BVI) Limited and HD Finance (BVI) Limited, wholly-owned subsidiaries of the Company, issued HK$2,000 million and HK$400 million five-year floating rate notes on 27 March 1997 and 3 November 1999 respectively. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 0.565% and 1.25% over the 3-month HIBOR and are repayable in full in March 2002 and November 2004 respectively.

26. FIXED RATE NOTES

	THE GROUP	
	2002	2001
	HK$'000	HK$'000
Fixed rate notes	**1,559,977**	—
Less: Unamortised notes issue expenses	**(8,974)**	—
	1,551,003	—

Hysan (MTN) Limited, a wholly-owned subsidiary of the Company, issued US$200 million ten-year fixed rate notes in February 2002. The notes are guaranteed as to principal and interest by the Company, bear interest at the rate of 7% per annum and are repayable in full in February 2012.

27. DEFERRED TAXATION

At the balance sheet date, the deferred taxation provided represents the tax effect of timing differences because of excess of tax allowances over depreciation.

A deferred tax asset has not been recognised in the financial statements in respect of tax losses available to offset future profits as it is not certain that the tax losses will be utilised in the foreseeable future.

Deferred taxation has not been provided on the surplus arising on the valuation of investment properties, land and buildings and investments in securities because profits arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus arising on valuation does not constitute a timing difference for taxation purposes.

28. SHARE CAPITAL

	Number of shares		Share capital	
	2002	2001	**2002**	2001
	'000	'000	**HK$'000**	HK$'000
THE COMPANY				
Ordinary shares of HK$5 each				
Authorised:				
At 1 January and 31 December	**1,450,000**	1,450,000	**7,250,000**	7,250,000
Issued and fully paid:				
At 1 January	**1,031,303**	1,030,251	**5,156,516**	5,151,256
Issued in lieu of cash dividend	**3,314**	8,016	**16,568**	40,080
Shares repurchased and cancelled	**—**	(6,964)	**—**	(34,820)
At 31 December	**1,034,617**	1,031,303	**5,173,084**	5,156,516

On 13 June 2002 and 21 October 2002 respectively, the Company issued and allotted a total of 2,248,645 shares and 1,064,905 shares of HK$5 each in the Company at HK$8.92 and HK$6.30 to the shareholders who elected to receive shares in the Company in lieu of cash for the 2001 final and 2002 interim dividends pursuant to the scrip dividend scheme announced by the Company on 14 May 2002 and 18 September 2002. These shares rank pari passu in all respects with other shares in issue.

None of the Company's subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

29. ACCUMULATED PROFITS

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
At 1 January	**3,580,672**	3,436,247	**3,957,698**	4,077,068
Shares repurchased and cancelled:				
– Nominal value of shares repurchased	**—**	(34,820)	**—**	(34,820)
– Premium on shares repurchased	**—**	(29,500)	**—**	(29,500)
Net profit for the year	**543,874**	600,343	**161,334**	336,548
Profit available for distribution	**4,124,546**	3,972,270	**4,119,032**	4,349,296
Dividends	**(377,529)**	(391,598)	**(377,529)**	(391,598)
At 31 December	**3,747,017**	3,580,672	**3,741,503**	3,957,698

The accumulated profits of the Group include accumulated losses of HK$87,987,293 (2001: HK$88,130,335) attributable to associates of the Group.

The distributable reserves of the Company as at 31 December 2002 amounted to HK$3,841,503,255 (2001: HK$4,057,697,703), being its accumulated profits and general reserve at that date.

30. OTHER RESERVES

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Capital reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK'000	General reserve HK'000	Dividend reserve HK'000	Total HK$'000
THE GROUP										
At 1 January 2001	1,272,538	11,408,707	1,170,205	11,552	501,102	(12,736)	120,175	100,000	319,378	14,890,921
Premium on issue of shares in lieu of cash dividend	30,847	—	—	—	—	—	—	—	—	30,847
Share issue expenses	(31)	—	—	—	—	—	—	—	—	(31)
Shares repurchased and cancelled	—	—	—	—	—	—	34,820	—	—	34,820
Unrealised loss on investments in other securities	—	—	(566,708)	—	—	—	—	—	—	(566,708)
Deficit on revaluation of investment properties	—	(1,972,248)	—	—	—	—	—	—	—	(1,972,248)
Deficit on revaluation of land and buildings	—	—	—	(2,823)	—	—	—	—	—	(2,823)
Deficit on revaluation of investment properties shared by minority shareholders	—	131,703	—	—	—	—	—	—	—	131,703
Reversed on disposal of an associate	—	—	—	—	1,133	12,736	—	—	—	13,869
Final dividend for 2000 paid	—	—	—	—	—	—	—	—	(319,378)	(319,378)
Amount set aside for 2001 dividend	—	—	—	—	—	—	—	—	391,598	391,598
Interim dividend for 2001 paid	—	—	—	—	—	—	—	—	(102,833)	(102,833)
At 31 December 2001	1,303,354	9,568,162	603,497	8,729	502,235	—	154,995	100,000	288,765	12,529,737
Premium on issue of shares in lieu of cash dividend	10,199	—	—	—	—	—	—	—	—	10,199
Share issue expenses	(10)	—	—	—	—	—	—	—	—	(10)
Unrealised loss on investments in other securities	—	—	(284,395)	—	—	—	—	—	—	(284,395)
Deficit on revaluation of investment properties	—	(2,158,317)	—	—	—	—	—	—	—	(2,158,317)
Deficit on revaluation of land and buildings	—	—	—	(856)	—	—	—	—	—	(856)
Deficit on revaluation of investment properties shared by minority shareholders	—	86,600	—	—	—	—	—	—	—	86,600
Realisation on disposal of investment properties	—	(1,492)	—	—	—	—	—	—	—	(1,492)
Final dividend for 2001 paid	—	—	—	—	—	—	—	—	(288,765)	(288,765)
Amount set aside for 2002 dividend	—	—	—	—	—	—	—	—	377,529	377,529
Interim dividend for 2002 paid	—	—	—	—	—	—	—	—	(103,355)	(103,355)
At 31 December 2002	**1,313,543**	**7,494,953**	**319,102**	**7,873**	**502,235**	**—**	**154,995**	**100,000**	**274,174**	**10,166,875**

Notes to the Financal Statements

30. OTHER RESERVES *continued*

	Share premium account HK$'000	Investment property revaluation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Total HK$'000
THE COMPANY						
At 1 January 2001	1,272,538	2,440,236	120,175	100,000	319,378	4,252,327
Premium on issue of shares in lieu of cash dividend	30,847	—	—	—	—	30,847
Share issue expenses	(31)	—	—	—	—	(31)
Deficit on revaluation of investment properties	—	(241,331)	—	—	—	(241,331)
Shares repurchased and cancelled	—	—	34,820	—	—	34,820
Final dividend for 2000 paid	—	—	—	—	(319,378)	(319,378)
Amount set aside for 2001 dividend	—	—	—	—	391,598	391,598
Interim dividend for 2001 paid	—	—	—	—	(102,833)	(102,833)
At 31 December 2001	1,303,354	2,198,905	154,995	100,000	288,765	4,046,019
Premium on issue of shares in lieu of cash dividend	10,199	—	—	—	—	10,199
Share issue expenses	(10)	—	—	—	—	(10)
Deficit on revaluation of investment properties	—	(207,274)	—	—	—	(207,274)
Final dividend for 2001 paid	—	—	—		(288,765)	(288,765)
Amount set aside for 2002 dividend	—	—	—	—	377,529	377,529
Interim dividend for 2002 paid	—	—	—	—	(103,355)	(103,355)
At 31 December 2002	**1,313,543**	**1,991,631**	**154,995**	**100,000**	**274,174**	**3,834,343**

(a) General reserve
General reserve was set up from the transfer of accumulated profits.

(b) Capital reserve
Capital reserve comprises negative goodwill of HK$516,142,884 (2001: HK$516,142,884) arising from acquisition of subsidiaries prior to 1 January 2001 and capitalisation issue of a subsidiary.

31. EXECUTIVE SHARE OPTION SCHEME

The Company operates an Executive Share Option Scheme (the "Scheme") under which options may be granted to employees of the Company or any of its wholly-owned subsidiaries to subscribe for ordinary shares of the Company, thereby strengthening the links between individual staff and shareholder interests. Approved by shareholders on 28 April 1995, the Scheme has a term of ten years. The maximum number of shares in respect of which options may be granted under the Scheme (together with shares issued and issuable under the Scheme) is 3% of the issued share capital of the Company (excluding shares issued pursuant to the Scheme) from time to time. The maximum entitlement of each participant under the Scheme is 25% of the maximum number of shares in respect of which options may at any time be granted under the Scheme. The exercise price was fixed at 80% of the average of the closing prices of the shares on the Hong Kong Stock Exchange for the twenty trading days immediately preceding the date of grant. Consideration to be paid on each grant of option is HK$1.00, with full payment for exercise price to be made on exercise of the relevant option.

As at 31 December 2002, Scheme participants were executive Directors of the Company with shares issuable under options granted representing less than 0.4% (2001: 0.4%) of the then issued share capital of the Company. Options expiring, granted and outstanding to them are as follows:

			Changes During The Year					
	Balance as at 1.1.2001 and 1.1.2002	Date of grant	Cancelled/ Lapsed	Granted	Exercised	Balance as at 31.12.2001 and 31.12.2002	Exercise price (HK$)	Exercisable period
Peter Ting Chang Lee	1,350,000	7.1.99	NIL	NIL	NIL	1,350,000	9.22	7.1.01-6.1.09
Pauline Wah Ling Yu Wong	900,000	3.5.95	NIL	NIL	NIL	900,000	13.46	3.5.97-2.5.05
Michael Chi Kung Moy	1,200,000	23.12.99	NIL	NIL	NIL	1,200,000	7.54	23.12.01-22.12.09

All options referred to above are subject to a five-year vesting period and a bar on the exercise of options within the first two years of their issue.

No options have been granted since the coming into force of certain new Listing Rules requirements. Future grants will only be made under the existing Scheme where new Listing Rules requirements are complied with.

The Chairman and Managing Director has been delegated by the Board the authority to make grants to other management staff, with the view to further strengthening the links between staff and shareholder objectives and to balance the interests of shareholders generally. The exercise price will be set at at least the higher of (i) the closing price of the Company's ordinary shares on the date of grant; and (ii) the average closing price of such shares for the five days immediately before the grant. Interests of shareholders will be balanced by having appropriate aggregate and individual grant limits, also being in line with new Listing Rules requirements. A clear performance criterion will be the main driver.

32. RETIREMENT BENEFITS PLANS

With effect from 1 December 2000, the Group set up an enhanced MPF scheme (the "Enhanced MPF Scheme"), a defined contribution scheme, for all qualifying employees. The Enhanced MPF Scheme is registered with the Mandatory Provident Fund Schemes Authority under Section 124(1) of the Mandatory Provident Fund Schemes (General) Regulation.

Pursuant to the rules of the Enhanced MPF Scheme, the Group's contributions to the plan are based on fixed percentages of members' salaries, ranging from 5% of MPF Relevant Income to 15% of basic salary. Members' mandatory contributions are fixed at 5% of MPF Relevant Income, in compliance with MPF legislation.

Total contributions made by the Group during the year amounted to HK$4,820,554 (2001: HK$4,456,482). Forfeited contributions for the year of HK$1,189,078 (2001: HK$2,741,993) were fully utilised to fund the Group's contributions.

33. CONTINGENT LIABILITIES

As at 31 December 2002, there were contingent liabilities in respect of the following:

	THE GROUP		THE COMPANY	
	2002 Million	2001 Million	**2002 Million**	2001 Million
Corporate guarantee to a third party in respect of the sale of the interest in an associate	**HK$3.6**	HK$3.6	**HK$3.6**	HK$3.6
Corporate guarantee to subsidiaries				
– for issue of floating rate notes	**—**	—	**HK$400.0**	HK$2,400.0
– for issue of fixed rate notes	**—**	—	**US$200.0**	—
Undertaking given to a bank in proportion to shareholding regarding facilities granted to a joint venture property project	**S$18.6**	S$18.6	**—**	—
Guarantees to banks to provide finance to				
– An associate	**S$12.0**	S$12.0	**S$12.0**	S$12.0
– A property development project	**S$22.0**	S$22.0	**S$22.0**	S$22.0
– Subsidiaries	**—**	—	**HK$2,840.0**	—

34. CAPITAL COMMITMENTS

As at 31 December 2002, the Group had capital commitments in respect of the following:

	2002 Million	2001 Million
(a) Investment properties:		
Contracted but not provided for	**HK$171.4**	HK$70.9
(b) Share of capital commitments for joint ventures:		
Contracted but not provided for	**HK$7.7**	HK$20.2

35. LEASE COMMITMENTS

The Group and the Company as lessee

As at 31 December 2002, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**—**	—	**5,884**	11,916
In the second to fifth year inclusive	**—**	—	**138**	5,608
	—	—	**6,022**	17,524

Operating lease payments represent rental payable by the Company to its subsidiaries for its staff quarters and office premises which are negotiated and fixed for an average of two years and three years respectively.

The Group and the Company as lessor

At the balance sheet date, the Group and the Company had contracted with tenants for the following future minimum lease payments:

	THE GROUP		THE COMPANY	
	2002	2001	**2002**	2001
	HK$'000	HK$'000	**HK$'000**	HK$'000
Within one year	**829,154**	894,372	**126,789**	131,887
In the second to fifth year inclusive	**1,139,991**	1,240,792	**148,671**	105,997
After five years	**253,768**	313,466	**15,525**	16,509
	2,222,913	2,448,630	**290,985**	254,393

36. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

Details of the Group's outstanding derivative instruments at balance sheet date are as follows:

	Notional Principal Amount	
	2002	2001
	HK$'000	HK$'000
Forward rate agreement – less than one year	**400,000**	—
Interest rate swaps – one to five years	**428,983**	650,000
Currency swaps – after five years	**1,559,977**	—
	2,388,960	650,000

The Group has used off balance sheet derivative instruments to manage the interest rate and foreign exchange exposures. These instruments, such as interest rate swaps and currency swaps, are employed solely for hedging purpose and no speculative positions have been taken. The Group has also followed the established policy on monitoring and managing the counter-party risk by restricting the derivative transactions to financial institutions with strong investment-grade ratings and limiting the exposures to each counter-party at prudent levels.

37. RELATED PARTY AND CONNECTED TRANSACTIONS

A. Related party transactions

During the year, the Group has the following transactions with related parties:

	Notes	Substantial shareholder		Directors	
		2002	2001	**2002**	2001
		HK$'000	HK$'000	**HK$'000**	HK$'000
Repairs and maintenance expenses paid to	(a)	**—**	—	**20,823**	21,070
Gross rental income from	(b)	**6,147**	6,167	**36,567**	46,054
Construction cost paid during the year for investment properties completed in previous years	(c)	**—**	—	**—**	179

As at 31 December 2002, the Group has the following balances with related parties:

	Notes	Substantial shareholder		Directors	
		2002	2001	**2002**	2001
		HK$'000	HK$'000	**HK$'000**	HK$'000
Included in creditors and accruals were repairs and maintenance expenses payable to	(a)	**—**	—	**1,737**	1,671
Amount due to a minority shareholder	(d)	**—**	—	**84,486**	84,486

37. RELATED PARTY AND CONNECTED TRANSACTIONS *continued*

A. Related party transactions continued

Notes:

(a) Such expenses were incurred in connection with the repair and maintenance charges for lift, electrical installation and gondola services.

(i) In relation to the lift and electrical installation and maintenance services, F. K. Hu (and his alternate, Raymond L. M. Hu) are directors of Ryoden Lift Services Limited ("RLS") and Ryoden Engineering Contracting Company Limited ("REC") and have indirect equity interests in RLS and REC. RLS and REC entered into a number of lift maintenance contracts and electrical installation maintenance and repair contracts respectively with a subsidiary of the Company.

(ii) In relation to the gondola maintenance services, Hans Michael Jebsen is a director and shareholder of Jebsen and Company Limited which entered into a number of gondola maintenance contracts with a subsidiary of the Company.

These transactions were carried out in the normal course of business and the fees were determined with reference to market rates.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

(c) During the year ended 31 December 2001, Geoffrey M. T. Yeh (and his alternate, V-nee Yeh) are substantial shareholders and directors of Hsin Chong Construction Group Limited whose associate entered into a MVAC/BAS contract with a subsidiary of the Company relating to the construction of The Lee Gardens. The contract had been completed, with the relevant sum being the amount fully paid under the contract last year. Such transaction was entered into on normal commercial terms and on arm's length basis.

(d) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non-wholly owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. Details of the terms are set out in note 23.

B. Connected transaction

Loans totalling HK$552,096,609 were advanced by the Group to Barrowgate Limited (The Group: 65.36%; Hang Seng Bank: 24.64%; Jebsen and Company Limited: 10%) for general funding purpose which sum has been included in the disclosure in note 14. Loans totalling HK$292,764,698 advanced by the other shareholders in proportion to their respective shareholdings are disclosed in note 23. These quasi-equity loans are non-interest-bearing and have no fixed settlement date and are not repayable within one year. The grant of loans by the Group constitutes a grant of financial assistance and is a connected transaction under Rule 14.25(2) of the Listing Rules.

38. POST BALANCE SHEET EVENT

On 15 January 2003, a subsidiary of the Company acquired additional 1,313,158 ordinary shares of HK$1 each of Country Link Enterprises Limited, grouped under investments in securities, for an aggregate consideration of HK$1,313,158 which is satisfied by setting off the amounts due therefrom. As a result, the Group increases its shareholding from 18.75% to 26.3%.

39. PRINCIPAL SUBSIDIARIES AT 31 DECEMBER 2002

Name of subsidiary	Place of incorporation	Place of operation
Admore Investments Limited	Hong Kong	Hong Kong
Golden Capital Investment Limited	Hong Kong	Hong Kong
HD Finance (BVI) Limited	British Virgin Islands	British Virgin Islands
HD Treasury Limited	Hong Kong	Hong Kong
HD Treasury Management Limited	Hong Kong	Hong Kong
Hysan China Holdings Limited	British Virgin Islands	British Virgin Islands
Hysan Treasury Limited	Hong Kong	Hong Kong
Hysan (MTN) Limited	British Virgin Islands	Hong Kong
Hysan Property Management Limited	Hong Kong	Hong Kong
Kwong Hup Holding Limited	British Virgin Islands	British Virgin Islands
Kwong Wan Realty Limited	Hong Kong	Hong Kong
Minsal Limited	Hong Kong	Hong Kong
Mondsee Limited	Hong Kong	Hong Kong
Stangard Limited	Hong Kong	Hong Kong
Teamfine Enterprises Limited	Hong Kong	Hong Kong
Tohon Development Limited	Hong Kong	Hong Kong
Bamboo Grove Recreational Services Limited	Hong Kong	Hong Kong
HD Investment Limited	British Virgin Islands	British Virgin Islands
Jarrow Properties Limited	British Virgin Islands	British Virgin Islands
Kochi Investments Limited	British Virgin Islands	British Virgin Islands
Lee Theatre Realty Limited	Hong Kong	Hong Kong
Leighton Property Company Limited	Hong Kong	Hong Kong
Main Rise Development Limited	Hong Kong	Hong Kong
OHA Property Company Limited	Hong Kong	Hong Kong
Perfect Win Properties Limited	Hong Kong	Hong Kong
Silver Nicety Company Limited	Hong Kong	Hong Kong
South Eagle Investments Limited	British Virgin Islands	Hong Kong
Barrowgate Limited	Hong Kong	Hong Kong

The Directors are of the opinion that a complete list of all subsidiaries and their particulars will be of excessive length and therefore the above table contains only those subsidiaries which materially affected the results or assets of the Group. Other than the fixed rate notes issued by Hysan (MTN) Limited as disclosed in note 26, none of the subsidiaries had issued any debt securities at the year-end.

Class of share held	Issued share capital	Proportion of nominal value of issued share capital held by the Company indirectly	directly	Principal activities
Ordinary	HK$2	—	100%	Investment holding
Ordinary	HK$2	—	100%	Investment holding
Ordinary	HK$1	—	100%	Treasury operation
Ordinary	HK$2	—	100%	Treasury operation
Ordinary	HK$2	—	100%	Treasury operation
Ordinary	HK$1	—	100%	Investment holding
Ordinary	HK$2	—	100%	Treasury operation
Ordinary	US$1	—	100%	Treasury operation
Ordinary	HK$2	—	100%	Property management
Ordinary	HK$1	—	100%	Investment holding
Ordinary	HK$1,000	—	100%	Property investment
Ordinary	HK$2	—	100%	Property investment
Ordinary	HK$2	—	100%	Property investment
Ordinary	HK$300,000	—	100%	Provision of security services
Ordinary	HK$2	—	100%	Investment holding
Ordinary	HK$2	—	100%	Property investment
Ordinary	HK$2	100%	—	Resident club management
Ordinary	HK$1	100%	—	Investment holding
Ordinary	HK$1	100%	—	Investment holding
Ordinary	HK$1	100%	—	Capital market investment
Ordinary	HK$10	100%	—	Property investment
Ordinary	HK$2	100%	—	Property investment
Ordinary	HK$2	100%	—	Investment holding
Ordinary	HK$2	100%	—	Property investment
Ordinary	HK$2	100%	—	Property investment
Ordinary	HK$20	100%	—	Property investment
Ordinary	US$1	100%	—	Property investment
Ordinary	HK$10,000	65.36%	—	Property investment

Five-year Financial Summary

	1998 HK$'000	1999 HK$'000	2000 HK$'000	2001 HK$'000	**2002 HK$'000**
CONSOLIDATED INCOME STATEMENT					
Turnover	3,590,656	2,295,717	1,480,246	1,355,450	**1,233,398**
Profit from operations	2,773,264	1,994,930	1,474,517	1,066,738	**926,839**
Finance costs	(1,251,944)	(526,819)	(449,020)	(314,428)	**(220,553)**
Gain on disposal of an associate	—	—	—	33,531	**—**
Impairment loss (arising) reversed in respect of interests in associates	(108,000)	(98,418)	3,419	(4,880)	**(10,064)**
Share of results of associates	(75,702)	(4,284)	4,210	(2,338)	**143**
Profit before taxation	1,337,618	1,365,409	1,033,126	778,623	**696,365**
Taxation	(111,550)	(86,795)	(117,210)	(114,903)	**(97,903)**
Profit after taxation	1,226,068	1,278,614	915,916	663,720	**598,462**
Minority interests	(86,797)	(74,656)	(65,743)	(63,377)	**(54,588)**
Net profit for the year	1,139,271	1,203,958	850,173	600,343	**543,874**
Dividends	381,099	412,795	433,064	391,598	**377,529**
Earnings per share					
– Basic	HK$1.11	HK$1.16	HK$0.82	HK$0.58	**HK$0.53**
– Diluted	N/A	HK$1.16	HK$0.82	HK$0.58	**HK$0.53**

	1998 HK$'000	1999 HK$'000	2000 HK$'000	2001 HK$'000	**2002 HK$'000**
CONSOLIDATED BALANCE SHEET					
Property, plant and equipment	56,060	56,443	56,632	50,158	**56,329**
Investment properties	25,949,000	25,173,000	28,432,700	26,638,500	**24,841,010**
Interests in associates	241,487	66,467	51,384	61,324	**61,317**
Investments in securities	1,847,563	2,468,742	2,297,335	1,754,059	**1,483,821**
Negative goodwill	—	—	—	(1,136)	**(1,076)**
Staff housing loans, secured	53,201	43,151	28,898	20,936	**16,452**
Net current liabilities	(615,596)	(1,476,134)	(1,149,722)	(2,463,807)	**(1,184,896)**
	27,531,715	26,331,669	29,717,227	26,060,034	**25,272,957**
Advances from investees	140,520	51,316	59,482	52,571	**51,676**
Amounts due to minority shareholders	292,765	292,765	292,765	292,765	**292,765**
Long term loan	263,754	263,754	263,754	—	**—**
Long term bank loans	3,796,000	1,660,000	1,890,000	3,088,634	**3,009,223**
Convertible bonds	1,108,239	—	—	—	**—**
Floating rate notes	1,994,107	2,390,884	2,393,739	397,047	**398,090**
Fixed rate notes	—	—	—	—	**1,551,003**
Deferred income	—	—	—	—	**5,541**
Deferred taxation	—	—	—	—	**1,295**
	7,595,385	4,658,719	4,899,740	3,831,017	**5,309,593**
Net assets	19,936,330	21,672,950	24,817,487	22,229,017	**19,963,364**
Minority interests	1,169,607	1,146,458	1,339,063	962,092	**876,388**
	18,766,723	20,526,492	23,478,424	21,266,925	**19,086,976**
Share capital	5,158,136	5,183,810	5,151,256	5,156,516	**5,173,084**
Reserves	13,608,587	15,342,682	18,327,168	16,110,409	**13,913,892**
Shareholders' funds	18,766,723	20,526,492	23,478,424	21,266,925	**19,086,976**

Notes

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Hysan Development Company Limited 希慎興業有限公司 (the "**Company**"), you should at once hand this Circular and the accompanying form of proxy and, if applicable, the Annual Report and Accounts of the Company to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

NOTICE OF ANNUAL GENERAL MEETING
AND
PROPOSALS FOR
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION

A Notice convening the Annual General Meeting of the Company to be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 13 May 2003 at 12:00 noon is set out in this Circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the Notice and to complete and return the enclosed proxy form to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

31 March 2003

Table of Contents

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

Directors:
Peter Ting Chang LEE *(Chairman and Managing Director)*
Sir David AKERS-JONES *(Independent Non-Executive Deputy Chairman)**
Dr. Victor Kwok King FUNG*
Fa-kuang HU**
Hans Michael JEBSEN**
Per JORGENSEN*
Anthony Hsien Pin LEE**
Chien LEE**
Michael Tze Hau LEE *(Chief Operating Officer and Director)*
Michael Chi Kung MOY *(Chief Financial Officer and Director)*
Dr. Deanna Ruth Tak Yung RUDGARD**
Pauline Wah Ling YU WONG *(Director, Property)*
Dr. Geoffrey Meou-tsen YEH*

* *Independent non-executive Directors*
** *Non-executive Directors*

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

31 March 2003

Dear Shareholders,

On behalf of the Board of Directors and management, we invite you to attend Hysan Development Company Limited's Annual General Meeting (the "Meeting") to be held on Tuesday, 13 May 2003.

We aim to continually enhance our corporate governance practices, including the quality of our reporting and communications with our Shareholders. Detailed explanation on business to be considered at this Meeting, together with Board Recommendations, is set out in this Circular.

We look forward to seeing you at the Meeting. If you are unable to attend the Meeting in person, we encourage you to appoint a proxy to attend and vote on your behalf.

Yours faithfully,
Peter T. C. Lee
Chairman and Managing Director

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Members of Hysan Development Company Limited 希慎興業有限公司 (the "Company") will be held in the Nathan Room, Lower Lobby, Conrad International Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Tuesday, 13 May 2003 at 12:00 noon for the following purposes:

1. To receive and consider the Statement of Accounts for the year ended 31 December 2002 together with the Reports of Directors and Auditors thereon.

2. To declare a Final Dividend (together with a scrip alternative).

3. To re-elect retiring Directors.

4. To re-appoint Messrs. Deloitte Touche Tohmatsu as Auditors and authorize the Directors to fix their remuneration.

As special business, to consider and, if thought fit, pass the following resolutions as Ordinary Resolutions and Special Resolution respectively:

ORDINARY RESOLUTIONS

5.

"**That**:

(a) subject to paragraph (c), a general mandate be and is hereby unconditionally granted to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to allot, issue and dispose of additional shares in the Company and to make or grant offers, agreements, options, warrants or other securities which would or might require the exercise of such powers;

(b) the mandate in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, options and other securities which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the mandate in paragraph (a), otherwise than pursuant to (i) Rights Issue, or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company or (iii) any scrip dividend or similar arrangement pursuant to the Articles of Association of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said mandate shall be limited accordingly;

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**That**:

(a) a general mandate be and is hereby unconditionally given to the Directors of the Company to exercise during the Relevant Period all the powers of the Company to purchase or otherwise acquire shares of HK$5 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, provided that the aggregate nominal amount of shares so purchased or otherwise acquired shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution, and the said mandate shall be limited accordingly.

(b) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Members in general meeting."

7. "**That**, conditional upon the passing of Resolutions numbered 5 and numbered 6 set out in the Notice convening this Meeting, the aggregate nominal amount of the shares which are purchased or otherwise acquired by the Company pursuant to Resolution numbered 6 shall be added to the aggregate nominal amount of the shares which may be issued pursuant to Resolution numbered 5."

SPECIAL RESOLUTION

8. "**That** the Articles of Association of the Company be and are hereby amended as detailed in the explanatory statement on proposed amendments to Articles of Association, which forms part of this Notice of Annual General Meeting."

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 31 March 2003

Notes:

1. A Member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a Member of the Company.

2. In order to be valid, a form of proxy must be deposited at the Company's registered office, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.

3. Further information on voting procedures are set out in "Voting Information — Frequently Asked Questions and Answers" on page 4 of the Circular.

4. Detailed information on the businesses to be transacted at the Annual General Meeting are set out in the section "Business of the Meeting and Board Recommendations" and separate explanatory statements on the relevant resolutions in the Circular.

Your vote is important, and you can exercise your right to vote whether you choose to attend the Meeting or not. Find out how below:

Q. Am I entitled to vote?

A. You are entitled to vote if you are a registered holder of ordinary shares of Hysan Development Company Limited as of 13 May 2003 (the date of Annual General Meeting).

The register of members will be closed from Friday, 9 May to Tuesday, 13 May 2003. If you have recently purchased the shares, you must deliver to Standard Registrars Limited the share certificates, share transfer form or relevant evidence to establish that you own the shares no later than 4:00 p.m. on Wednesday, 7 May 2003.

Q. What am I voting on?

A. You are voting on the resolutions as set out in the Notice of Annual General Meeting — please refer to the Notice set out on pages 2 to 3, and "Business of the Meeting and Board Recommendations" on pages 5 to 7 regarding the business to be considered.

Q. How can I vote?

A. 1. Attend the Meeting

You are entitled to attend the Meeting and cast your vote in person. To vote shares registered in the name of a corporation, the corporation must have submitted a properly executed proxy form or corporate representative authorization to the Company.

2. By Proxy

If you do not plan to attend the Meeting, you may cast your vote by proxy in one of the two ways. **Your proxy must vote as you instruct in the proxy form:**

(a) You may authorize the Chairman of the Company named in the proxy to vote your shares. Please indicate how you would like your shares voted.

(b) You may appoint some other person to attend the Meeting and vote your shares on your behalf. Please print your appointee's name in the blank space on the proxy form and indicate how you would like your shares voted. A proxy need not be a shareholder of the Company.

Q. When shall I return my proxy form?

A. To be valid, the **original** proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of the same, must be completed and **returned to the Company's registered office at 49th Floor, Manulife Plaza, The Lee Gardens, 33 Hysan Avenue, Hong Kong, not less than 48 hours before the time for holding the Meeting**. Proxy forms sent electronically or by any other data transmission process will not be accepted.

Q. Who votes my shares and how will they be voted if I return a proxy?

A. By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and to vote your shares.

The shares represented by your proxy must be voted as you instruct in the proxy form. If you properly complete and return your proxy but do not specify how you wish to cast your votes, your proxy will vote at his discretion.

Q. Can I revoke a proxy or voting instruction?

A. Completion and return of a proxy form will not preclude a member from attending in person and voting at the Meeting should he so wish. Therefore, your attendance at the Meeting will override your proxy appointment.

Q. What if I have a question?

A. If you have any questions regarding the Meeting, please contact Hysan's Company Secretarial Department at 2895-5777.

RESOLUTION NUMBERED 1 — RECEIVING 2002 FINANCIAL STATEMENTS

The full audited financial statements together with the Reports of Directors and Auditors thereon, are set out on pages 39 to 77 of the 2002 Annual Report.

The audited financial statements have been reviewed by the Audit Committee. A report of the Audit Committee is set out on page 38 of the 2002 Annual Report.

RESOLUTION NUMBERED 2 — DECLARATION OF FINAL DIVIDEND

The Board has recommended a final dividend for the year ended 31 December 2002 of HK26.5 cents per share. Subject to passing Resolution numbered 2, such final dividend is expected to be paid on or about 13 June 2003, together with a scrip dividend alternative, to shareholders whose names appear on the Company's register of members on 13 May 2003.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about 20 May 2003.

The share register will be closed from Friday, 9 May 2003 to Tuesday, 13 May 2003, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 pm on Wednesday, 7 May 2003.

RESOLUTION NUMBERED 3 — RE-ELECTION OF DIRECTORS

Under the Company's Articles of Association, all Directors are subject to the system of retirement by rotation. Specifically, the three Directors who have been longest in office as at each annual general meeting will retire from office and be subject to re-election. Dr. Victor K. K. Fung gave notice that he would not stand for re-election as at the forthcoming Annual General Meeting. Accordingly, Peter Ting Chang Lee (Chairman and Managing Director) and Chien Lee (non-executive Director) will retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. Their proposed re-election will be considered by separate resolutions.

The following provides background information on the retiring Directors proposed for re-election.

Nominee for Election as Director	Director Since	Board Committee Memberships	Shareholdings *(Note)*
Peter Ting Chang Lee *Chairman and Managing Director*	1988	Investment Committee	6,083,823 ordinary shares

Peter T. C. Lee first joined the Board in 1988, became Managing Director in 1999, and Chairman and Managing Director in 2001. A non-executive director of Cathay Pacific Airways Limited, Hang Seng Bank Limited, SCMP Group Limited, Maersk Hong Kong Limited, and a director of a number of other companies. A vice president of the Real Estate Developers Association of Hong Kong. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Civil Engineering from the University of Manchester, he also qualified as a Solicitor of the Supreme Court of England and Wales. He is aged 49.

Nominee for Election as Director	Director Since	Board Committee Memberships	Shareholdings *(Note)*
Chien Lee *Non-executive Director*	1988	Audit Committee	8,803,823 ordinary shares

A director of Scottish and Eastern Investments Limited, Lee Gardens International Holdings Limited and a number of other companies. Non-executive director of Swire Pacific Limited. Also a director of Lee Hysan Estate Company, Limited. Received a Bachelor of Science Degree in Mathematical Science, a Master of Science Degree in Operations Research and a Master of Business Administration Degree from Stanford University. Appointed a Director in 1988 and is aged 49.

(Note) The "Corporate Governance Statement" in the 2002 Annual Report sets out:

i) further details on the information given above on directors' interests in the ordinary shares of the Company, as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance; and

ii) additional information on directors' interests in stock options granted under the Company's executive stock option scheme.

RESOLUTIONS NUMBERED 5, 6 AND 7 — GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

At the last annual general meeting of the Company held on 14 May 2002, a general mandate under Section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) (the "Companies Ordinance") and the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") was given to the Directors to issue and purchase shares in the Company. These general mandates will lapse at the conclusion of the forthcoming Annual General Meeting. Resolutions will therefore be proposed at the forthcoming Annual General Meeting to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution (**Resolution numbered 5**) to give the Directors a general and unconditional mandate to allot, issue and dispose of additional shares in the Company, not exceeding 20% of the Company's issued share capital as at the date of passing the resolution (as adjusted in accordance with Resolution numbered 7), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "Issue Mandate");

- an ordinary resolution (**Resolution numbered 6**) to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of shares in the Company not exceeding 10% of the Company's issued share capital as at the date of passing the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "Repurchase Mandate"); and

- conditional on the passing of Resolutions numbered 5 and 6 to grant the Issue Mandate and the Repurchase Mandate, an ordinary resolution (**Resolution numbered 7**) to authorise the Directors to exercise the powers to allot, issue and dispose of additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

The full text of these resolutions is set out in the Notice of Annual General Meeting in this Circular. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out on pages 8 to 9 in this Circular.

The Directors wish to state that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is being proposed to be offered; (ii) the rules of the Company's executive share option scheme.

RESOLUTION NUMBERED 8 — AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Certain amendments have been made to the laws of Hong Kong and the Listing Rules, as a result of which the Company is permitted, inter alia, (1) to offer shareholders the choice to receive, in place of annual report, a summary financial report ("Summary Financial Report") which is derived from and summarises the annual report; and (2) to offer shareholders the choice to receive corporate communications, including but not limited to, the annual report, the Summary Financial Report, the Interim Report, notices of general meetings and circulars in (i) either printed forms or through electronic means; and (ii) in either English or Chinese only or in both English and Chinese.

While there are no immediate plans to implement these arrangements, the Directors propose to introduce amendments to the Company's Articles of Association which will enable the Company to achieve such flexibility. Subject to the extent as permitted by the Companies Ordinance, Listing Rules and any applicable laws, rules and regulations, the proposed amendments will permit the Company:

(a) to offer shareholders the choice to receive Summary Financial Report in place of Annual Report;

(b) with the shareholders' prior consent, to send or otherwise make available the Company's corporate communications (within the meaning ascribed thereto under the Listing Rules) using electronic means; and

(c) to send the Company's corporate communications to shareholders in either the English language only, the Chinese language only or in both the English language and the Chinese language.

The Directors consider that the proposed amendments to the Articles of Association are beneficial to the Company and the Shareholders. This special business will be considered as a special resolution at the Meeting, which requires not less than 75% of the votes cast by Shareholders attending and entitled to vote at the Meeting.

BOARD RECOMMENDATIONS

The Directors consider that the proposed resolutions as set out in the Notice of Annual General Meeting, including the proposed resolutions granting the Issue Mandate, Repurchase Mandate and amending the Articles of Association are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions.

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorizing the Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the Annual General Meeting of the Company. Listing Rules provide that all repurchases of securities by a company with its primary listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49 BA(3) of the Companies Ordinance.

Share Capital

As at 27 March 2003 (the latest practicable date prior to the printing of this Circular), the issued share capital of the Company comprised 1,034,616,925 Shares of HK$5.00 each.

On the basis that no further Shares are issued prior to the Annual General Meeting to be held on 13 May 2003, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 103,461,692 Shares.

Reasons for Repurchase

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders.

Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles of Association and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts contained in the Annual Report for the year ended 31 December 2002. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months before the printing of this Circular were as follows:

	Highest	**Lowest**
	HK$	*HK$*
Year 2002		
March	8.10	7.50
April	8.85	7.70
May	9.75	7.90
June	8.35	7.45
July	7.80	6.65

	Highest *HK$*	Lowest *HK$*
Year 2002		
August	7.30	6.85
September	7.10	5.90
October	6.50	5.55
November	6.40	5.85
December	6.20	5.75
Year 2003		
January	6.10	5.70
February	6.25	5.85

Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the power of the Company to make repurchases pursuant to Ordinary Resolution numbered 6 and in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Repurchase Mandate if such is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company, in the event that the Repurchase Mandate is approved by the shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increase, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers ("Takeovers Code").

As at 27 March 2003 (being the latest practicable date prior to the printing of this Circular), Lee Hysan Estate Company, Limited and certain of its subsidiaries are the substantial shareholders of the Company, which are indirectly interested in approximately 41.47% of the issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Repurchase Mandate, the shareholding of Lee Hysan Estate Company, Limited and certain of its subsidiaries would be increased to approximately 46.08%.

Such increase will give rise to an obligation to make a mandatory offer under Rule 32 of the Takeovers Code. The Directors have no present intention to exercise the Repurchase Mandate to such an extent as would result in takeover obligations.

Save as disclosed above, the Directors are not aware of any shareholder or group of shareholders acting in concert, who may become obliged to make a mandatory offer under Rule 26 of the Takeovers Code as a consequence of any purchases pursuant to the Repurchase Mandate.

Share Purchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this Circular.

EXPLANATORY STATEMENT RE: PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

This explanatory statement sets out the proposed amendments to the Articles of Association, which are intended to allow the Company to take advantage of the recent amendments to the Companies Ordinance and Chapter 2 of the Listing Rules.

1. ANNUAL REPORT AND ACCOUNTS

The existing Article 159 expressly requires the delivery of printed copies of annual reports and accounts to the shareholders and debenture holders of the Company before an annual general meeting and does not allow the Company to send Summary Financial Reports or to publish the annual report and accounts and/or the Summary Financial Report on its website as permitted under the Companies Ordinance. The existing Article 159 will be replaced by the following Article:

"Article 159 — Annual profit and loss account and balance sheet and summary financial reports

(a) The Directors shall from time to time in accordance with the provisions of the Companies Ordinance lay before the Company in general meeting such profit and loss accounts, balance sheets, group accounts (if any) and reports as are so required by the Companies Ordinance.

(b) Every balance sheet of the Company shall be signed pursuant to the provisions of the Companies Ordinance, and, subject to paragraph (c), a copy of every balance sheet (including every document required by law to be annexed thereto) and profit and loss account or income and expenditure account which is to be laid before the Company in general meeting, together with a copy of the Directors' Report and a copy of the Auditors' Report, shall not less than 21 days before the date of the meeting, be delivered or sent by post to every member of, and every holder of debentures of, the Company and every person registered under Article 45 and every other person entitled to receive notices of general meetings of the Company, provided that this Article shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of the joint holders of any shares or debentures. Subject to paragraph (c), the Company may, in accordance with legislation, prepare and deliver to the aforementioned persons a printed copy of the summary financial report (as defined in the Companies Ordinance) at least 21 days before the date of the general meeting.

(c) Where a shareholder (a "Consenting Shareholder") has, in accordance with legislation and the Listing Rules, consented to treat the publication of the relevant financial documents and/or the summary financial report (each as defined in the Companies Ordinance) on a computer network as discharging the Company's obligation under the Companies Ordinance to send a copy of the relevant financial documents and/or the summary financial report (each as defined in the Companies Ordinance), then publication by the Company, in accordance with legislation, on a computer network of the relevant financial documents and the summary financial report (each as defined in the Companies Ordinance) at least 21 days before the date of the general meeting shall, in relation to each Consenting Shareholder, be deemed to discharge the Company's obligations under paragraph (b)."

Shareholders who vote in favour of the special resolution will not be precluded from receiving printed copies of the annual report and accounts and other corporate communications if they so wish.

Shareholders have the right at any time by reasonable notice in writing to the Company to change their choice.

2. CORPORATE COMMUNICATIONS

The existing notice provisions in the Articles of Association contained in Articles 163 to 167 provide that a notice or other document may be served on or delivered to any shareholder by notice or document in writing sent through the post or by advertisement in both a leading English language daily newspaper and leading Chinese language daily newspaper circulating in Hong Kong.

A new Article 163A will be added and the existing Articles 163 to 167 will be replaced by the following Articles to permit corporate communication be made in electronic means:

"New Article 163A — Form of Notices

Except where otherwise expressly stated, any notice to be given to or by any person pursuant to these Articles shall be in writing and, to the extent permitted by legislation and the Listing Rules from time to time and subject to Article 163, contained in an electronic communication."

"Article 163 — Service of Notices

Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to such member at his registered address as appearing in the register or by advertisement in both a leading English language daily newspaper and a leading Chinese language daily newspaper circulating in Hong Kong. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the register and notice so given shall be sufficient notice to all the joint holders. Without limiting the generality of the foregoing but subject to legislation and the Listing Rules, a notice or document may be served or delivered by the Company to any member by electronic means to such address as may from time to time be notified to the Company by the member concerned or by publishing it on a computer network and notifying the member concerned, in such manner as he may from time to time authorize, that it has been so published."

"Article 164 — Members out of Hong Kong

A member shall be entitled to have notices served on him at any address within Hong Kong or elsewhere or (subject to Articles 163) in the case of a notice or document served by electronic communication, at an address for the time being notified to the Company by the member or by publishing it on a computer network and notifying the member concerned. A member who has no registered address shall be deemed to have received any notice which shall have been displayed at the registered office and shall have remained there for twenty-four hours and such notice shall be deemed to have been received by such member on the day following that on which it shall have been so first displayed."

"Article 165 — When notice by post deemed to be served

Any notice sent by post shall be deemed to have been served on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong and in proving such service it shall be sufficient to prove that the envelope or wrapper containing the notice was properly prepaid, addressed, and put into such post office and a certificate in writing signed by the Secretary or other person appointed by the Board that the envelope or wrapper containing the notice was so addressed and put into such post office shall be conclusive evidence thereof. A notice or other document contained in an electronic communication or published on a computer network in accordance with these Articles shall be deemed to be given at the same time as it was sent or published."

"Article 166 — Service of notice to persons entitled on death, mental disorder or bankruptcy of a member

A notice may be given by the Company to the person entitled to a share in consequence of the death, mental disorder or bankruptcy of a member by sending it through the post in a prepaid letter addressed to him by name, or by the title of representative of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, within Hong Kong supplied for the purpose by the person claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner as permitted under these Articles in which the same might have been given if the death, mental disorder or bankruptcy had not occurred."

"Article 167 — How notice to be signed

The signature to any notice to be given by the Company may be written or printed. A notice contained in an electronic communication in accordance with legislation and the Listing Rules need not be signed. The Directors may, in their absolute discretion, make such arrangements in respect of the serving of such electronic communication or publication as they think fit."

The interpretation provisions in Article 2 of the Articles of Association will also be amended by adding the following new definitions:

"communication	includes a communication comprising sounds or images or both and a communication effecting a payment
electronic communication	a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunications system (within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)) or by other means but while in an electronic form
legislation	means applicable laws, rules and regulations (including the Listing Rules) from time to time.
Listing Rules	means the relevant rules or regulations governing the listing of securities on the Relevant Exchanges from time to time
Relevant Exchanges	means those exchanges on which the relevant securities of the Company are being listed from time to time"

Shareholders who vote in favour of the special resolution will not be precluded from receiving printed copies of the annual report and accounts and other corporate communications if they so wish.

Shareholders have the right at any time by reasonable notice in writing to the Company to change their choice.

「*第166條－股東身故、精神失常或破產後向應享股份人士送達通告*

倘因股東身故、精神失常或破產而須向應享股份人士發出通告，本公司可透過預付郵費並註明該人士姓名或有關身故股東之遺產代理人或破產受託人或任何類似稱謂之函件寄發通告，地址(如有)為該人士就申請承受權而提供之香港地址，又或(倘未有提供地址)按章程細則就未發生股東身故、精神失常或破產事故時所規定之任何形式發出通告。」

「*第167條－如何簽署通告*

本公司發出之通告可透過書寫或印列方式簽署。根據法例及上市規則，附載於電子通訊內之通告毋須簽署。董事可酌情訂立有關電子通訊或發佈之詳細安排。」

章程細則第2條之詮釋條文亦將修訂，新增以下釋義：

「通訊	包括含有聲音或影像或兩者兼備之通訊以及辦理付款之通訊
電子通訊	以電訊系統(定義見香港法例第106章電訊條例)或同屬電子方式之其他方法傳送之通訊(不論由一人傳送至另一人，或由一器材傳送至另一器材，又或由一人傳送至一器材或反之亦然)
法例	指不時之可適用之法例、規則或規例(包括上市規則)
上市規則	指不時監管證券在有關交易所上市之有關規則或規例
有關交易所	指本公司有關證券不時上市之該等交易所」

投票贊成特別決議案之股東仍可選擇收取年報及賬目及其他公司通訊之印刷文本。

股東有權在合理時間內以書面形式通知本公司更改其意願。

2. 公司通訊

按現行公司章程細則第163至167條關於通告的規定，通告或其他文件必須以書面形式分別於香港流通之一份英文及一份中文暢銷日報以刊載通告或文件或以廣告方式向股東公佈或送達。

章程細則將新增第163A條及現行的第163至167條將由以下條文取代，以允許以電子方式發出公司通訊：

「*新增第163A條－通告形式*

除非另有明文規定，否則根據章程細則由任何人士發出或收取之任何通告必須是書面形式，如法例及上市規則所不時指定之規則容許，並且符合第163條之規定，則可包括電子通訊。」

「*第163條－送達通告*

本公司可派員親自或預付郵費將任何通告或文件按股東登記於股東名冊的地址送達予任何股東，又或在香港流通的一份英文及一份中文暢銷日報中刊登廣告。倘股份屬聯名持有，所有通告將向股東名冊中排名首位的該名聯名持有人發出及是項發出概視作給予全部聯名持有人發出足夠通告論。在不局限上述一般原則並符合法例及上市規則情況下，本公司可根據有關股東之不時通知，以電子形式將通告或文件送達或傳送到有關地址，又或以有關股東不時批准的形式在電腦網絡上發表並在發表時通知有關股東。」

「*第164條－海外股東*

股東有權在香港境內或任何其他地方的地址獲送達通告，又或(根據第163條)倘若通告或文件乃以電子通訊形式送達，本公司可按其不時獲通知之地址送達予有關股東或於電腦網絡上發表並通知有關股東。並無登記地址的股東概視作於本公司在註冊辦事處張貼通告後應已接收有關通告，有關通告將予張貼二十四小時，而有關股東將視作於首次張貼通告翌日已接收有關通告。」

「*第165條－郵遞通告視作已送達之時間*

任何通告如以郵遞方式寄發，概視作已在載有有關通告之信封或包裝物投遞至香港之郵政局之翌日送達，而證明該載有通告之信封或包裝物已妥當預付郵費、註明地址，並投遞至有關郵政局，即足可作為送達證明，而經秘書或由董事會委任之其他人士簽署書面證明載有通告之信封或包裝物已註明地址及投遞至有關郵政局後，即為最終送達證明。根據章程細則，附載於電子通訊或在電腦網絡上發表之通告或其他文件概視作於寄發或發表之同一時間已發出。」

本說明文件載有修訂組織章程細則建議，主要是讓本公司可因應公司條例及上市規則第2章最近修訂行事。(組織章程細則以英文本為準)

1. 年報及賬目印本

現行細則第159條明確規定本公司須在股東周年大會舉行前向股東及債券持有人派送年報及賬目，並沒有賦予本公司按公司條例所准許做法，向股東派送財務摘要報告，或在其網站上發表年報及賬目及／或財務摘要報告。現行細則第159條將由以下條文取代：

「第159條 － 全年損益賬及資產負債表及財務摘要報告

(a) 董事會必須不時根據公司條例，促使損益賬、資產負債表、集團賬項(如有)及公司條例規定之報告在本公司股東大會上呈示。

(b) 本公司每份資產負債表必須根據公司條例之條款予以簽署，及除(c)段另有規定外，須於本公司股東大會上呈示之每份資產負債表(包括法例規定須隨附之每份文件)、損益賬或收支賬目，連同董事會報告書及核數師報告書各一份，須於大會舉行日期21天前以郵寄方式寄發予本公司每位股東、本公司每位債券持有人、每位根據章程細則第45條登記之人士，以及每位有權接收本公司股東大會通告之其他人士，惟本條文並無規定向本公司不知悉其地址之人士或向超過一名股份或債券聯名持有人寄發該等文件。除(c)段另有規定外，本公司可於股東大會日期前至少21天根據法例編製及派送財務摘要報告之印刷文本(其定義見公司條例)予上述人士。

(c) 倘若股東(「同意股東」)根據法例及上市規則，同意視本公司在電腦網絡上發表有關財務文件及／或財務摘要報告(各自之定義見公司條例)為已履行公司條例規定本公司須派送有關財務文件及／或財務摘要報告(各自之定義見公司條例)之責任，則根據法例，就每名同意股東而言，本公司於股東大會舉行前21天在電腦網絡上發表有關財務文件及財務摘要報告(各自之定義見公司條例)將被視作本公司已履行(b)段責任。」

投票贊成特別決議案之股東仍可選擇收取年報及賬目及其他公司通訊之印刷文本。

股東有權在合理時間內以書面形式通知本公司更改其意願。

	最高價	最低價
	港元	港元
二零零二年		
八月	7.30	6.85
九月	7.10	5.90
十月	6.50	5.55
十一月	6.40	5.85
十二月	6.20	5.75
二零零三年		
一月	6.10	5.70
二月	6.25	5.85

承諾

董事會已向聯交所作出承諾，在行使購回股份授權時，只要有關規則及法例適用，彼等將根據第6項普通決議案及按照上市規則及公司條例進行。

目前並無任何董事或(於作出一切合理查詢後據彼等所知)與其有關之聯繫人士有意於股東批准購回授權後出售任何本公司股份予本公司。

本公司現時並無接獲關連人士(按上市規則之定義)通知，彼等目前有意在公司獲股東批准購回授權後，出售本公司股份予本公司。

收購守則帶來之影響

倘按照購回授權，本公司行使權力購回公司股份時，令其中一個股東佔有本公司有表決權股份比例增加，則就香港公司收購及合併守則(「收購守則」)第26條而言，該項增加將被視作一項收購處理，並可能導致須提出強制性收購之責任。

於二零零三年三月二十七日(本函件付印前之最後實際可行日期)，利希慎置業有限公司及其若干附屬公司均為本公司之主要股東，彼等間接持有本公司之已發行股本，約為41.47%。若董事會根據購回授權行使購回股份之全部權力，利希慎置業有限公司及其若干附屬公司於本公司所持股權，將約增加至46.08%。

是項增加將會導致須遵照收購守則第32條提出強制性收購之責任。董事會暫時無意行使購回授權而導致其須進行強制收購。

除上文披露者外，董事概不知悉任何股東或一組一致行動之股東可能因根據購回授權作出購回，而須根據收購守則第26條提出強制性收購建議。

本公司購回股份

在本函件日期前六個月內，本公司(不論是否在本交易所進行)並無購回本公司之股份。

此乃上市規則就於本公司股東周年大會上提呈以供本公司股東考慮並酌情通過之購回授權決議案而規定刊發之説明文件。上市規則訂明，以香港聯合交易所有限公司(「**聯交所**」)為第一上市場所之公司購回一切證券，須事先以普通決議案授予本公司董事會一般授權以作出該等購回或就指定交易取得特別批准之方式予以批准。本説明文件亦構成公司條例第49BA(3)條所規定之備忘錄。

股本

於二零零三年三月二十七日(本函件付印前之最後實際可行日期)，本公司之已發行股本為1,034,616,925股，每股面值港幣五元。

如在二零零三年五月十三日之股東周年大會舉行前並無發行額外股份，本公司根據購回授權，獲准購回本公司股份之數目將最多可達103,461,692股。

購回股份之原因

董事會相信，購回授權符合本公司及本公司股東之最佳利益。

購回股份可提高本公司每股之資產淨值及／或盈利，惟須視乎當時市場情況或融資安排而定，並僅於董事會認為該項購回股份將有利於本公司及本公司股東時方予進行。

用於購回股份之資金

本公司在購回股份時，用於購回股份之資金必須依照本公司組織章程大綱及細則與公司條例可作此用途之資金中撥支。公司條例規定，於購回股份時而償還之股本必須在公司條例准許下由本公司可供分派之盈利及／或用於購回股份而發行新股之款額支付。

若在建議之股份購回期間內，全面實施本公司之購回股份建議，本公司之營運資金或資本與負債比率可能會有重大差別(相對於截至二零零二年十二月三十一日止年度年報內之已審核綜合賬目所披露之情況而言)。然而，董事會倘認為行使購回授權對本公司所需營運資金或資本與負債比率會有重大之不利影響時，則不會行使該購回股份權力。

股份價格

本函件付印前十二個月，本公司股份在聯交所每月之最高及最低買賣價格如下：

	最高價	**最低價**
	港元	*港元*
二零零二年		
三月	8.10	7.50
四月	8.85	7.70
五月	9.75	7.90
六月	8.35	7.45
七月	7.80	6.65

第8項決議案 — 修訂組織章程細則

根據香港法例及上市規則之若干修訂，本公司可以(其中包括)(一)向股東提供收取財務摘要報告(「財務摘要報告」)以代替年報之選擇(財務摘要報告乃取材自年報之撮要)，及(二)向股東提供(i)以印刷形式或電子形式收取公司通訊(包括但不限於年報、財務摘要報告、中期報告、股東大會通告及通函)之選擇；或(ii)並僅提供英文本或中文本，或同時提供英文本及中文本。

儘管即時並無計劃實施該等安排，但為配合新法例及規則之靈活安排，董事會建議修訂本公司組織章程細則，使公司在公司條例、上市規則及任何適用法例、規則及規例所允許之情況下，得以：

(a) 讓股東選擇收取財務摘要報告以代替年報；

(b) 在事先獲得股東同意下，以電子形式向股東發送或提供公司通訊(定義見上市規則)；及

(c) 向股東提供公司通訊之英文本或中文本，或同時提供英文本及中文本。

董事會認為章程細則修訂建議符合本公司及本公司股東之利益。此特別事項將於大會上以特別決議案方式審議，特別決議案須由不少於75%出席大會並有權投票之股東投票通過。

董事會推薦建議

董事會認為，股東周年大會通告內所載建議之決議案(包括建議授予發行授權、購回授權及修訂章程細則之決議案)乃符合本公司及其股東之整體最佳利益。按此，董事會推薦建議股東投票通過建議之決議案。

提選連任之董事	獲委任年份	所屬董事會委員會	股份權益 *(附註)*
利乾 *非執行董事*	1988	審核委員會	8,803,823股普通股

Scottish and Eastern Investments Limited、利園國際控股有限公司及多間公司之董事。太古洋行有限公司之非執行董事。亦為利希慎置業有限公司之董事。持有史丹福大學理學士兼碩士以及工商管理碩士學位。於一九八八年獲委任為本公司董事，現年四十九歲。

(附註) 二零零二年年報內「公司管治」一節載有：
- (i) 根據證券(披露權益)條例第29條規定而存置之登記冊所載，有關董事權益之進一步資料；及
- (ii) 根據本公司行政人員購股權計劃授與董事之購股權權益之額外資料。

第5、6及7項決議案 — 發行及購買股份的一般授權

本公司於二零零二年五月十四日舉行之去屆股東周年大會上，遵照香港公司條例(第32章)(「公司條例」)第57B條及香港聯合交易所有限公司證券上市規則(「上市規則」)的規定授予董事會一般授權，以發行及購買本公司股份。該等一般授權將於本屆股東周年大會結束後失效。因此，於即將舉行之股東周年大會上將提呈數項決議案，以重新取得該等一般授權。有關決議案的概要如下：

- 一項普通決議案(**第5項決議案**)，以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束止期間內(或決議案所載的較早期間內)配發、發行及處理本公司的額外股份，惟此等股份數目不得超過本公司於通過決議案日期(根據第7項決議案作出調整)的已發行股本的20%(「發行授權」)；

- 一項普通決議案(**第6項決議案**)，以給予董事會一般性及無條件授權，於直至本公司下屆股東周年大會結束止期間內或決議案所載的較早期間內行使本公司一切權力購回不多於本公司於通過決議案日期的已發行股本的10%之本公司股份(「購回授權」)；及

- 在通過第5項及第6項決議案授予發行授權及購回授權之條件下，通過一項普通決議案(**第7項決議案**)批准董事會就本公司所購回的本公司股本的面值總額，根據發行授權行使配發、發行及處理本公司的額外股份的權力。

上述決議案的全文載於本函件中的股東周年大會通告內。此外，按照上市規則的規定，本函件第8至9頁載有說明函件，以向　閣下提供有關購回授權的必要資料。

董事會謹此聲明，現時無意發行任何本公司新股份，惟根據：(i)將予提呈以供選擇之以股代息計劃；(ii)本公司之行政人員購股權計劃之規則而發行者，則作別論。

第1項決議案 — 接納二零零二年度財務報表

經審核財務報表全文連同有關董事會報告書及核數師報告書，載於二零零二年度年報第39至77頁。

經審核財務報表已經由審核委員會審閱。審核委員會之報告載於二零零二年度年報第38頁。

第2項決議案 — 宣佈派發末期股息

董事會建議派發截至二零零二年十二月三十一日止年度末期股息每股26.5港仙。待第2項決議案獲得通過後，末期股息將約於二零零三年六月十三日前後以現金派發予於二零零三年五月十三日名列股東名冊之股東，並附有以股代息選擇。

載有以股代息詳情之通函以及選擇表格約將於二零零三年五月二十日前後寄發予股東。

本公司將於二零零三年五月九日(星期五)至五月十三日(星期二)(包括首尾兩天)暫停辦理股份過戶登記手續。為符合獲取擬派末期股息之資格，所有過戶文件連同有關股票，最遲必須於二零零三年五月七日(星期三)下午四時交回本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

第3項決議案 — 重選董事

根據本公司之公司組織章程，所有董事均須遵守輪值告退制度，而於每屆股東周年大會上任期最長之三位董事將會退任，並可膺選連任。馮國經博士已表示，將於五月舉行的股東周年大會上不再競逐連任。據此，於應屆股東周年大會上，利定昌(主席兼常務董事)及利乾(非執行董事)將會退任，並願意膺選連任。彼等重選將以獨立的決議案提呈。

任滿告退及提選連任之董事之背景資料載列如下：

提選連任之董事	**獲委任年份**	**所屬董事會委員會**	**股份權益** (附註)
利定昌 *主席兼常務董事*	1988	投資委員會	6,083,823股普通股

利定昌於一九八八年加入董事會，一九九九年獲委任為常務董事，並於二零零一年獲委任為主席兼常務董事。利氏亦出任國泰航空有限公司、恒生銀行有限公司、SCMP集團有限公司、馬士基集團香港有限公司之非執行董事及多間公司之董事。彼亦是香港地產建設商會副會長。並為利希慎置業有限公司之董事。獲頒曼徹斯特大學土木工程學士學位，並獲英格蘭及威爾斯最高法院律師名銜，現年四十九歲。

股東周年大會投票程序：常見問題剖釋

閣下每一票均舉足輕重，無論親自出席大會與否，均可行使投票權。至於投票問題，於下文逐一解答：

問： **本人是否有權投票？**

答： 倘　閣下於二零零三年五月十三日(股東周年大會日期)為希慎興業有限公司普通股之註冊持有人，就有權投票。

股份過戶登記處於二零零三年五月九日(星期五)至五月十三日(星期二)期間暫停辦理股份過戶登記手續。倘　閣下最近曾購買本公司股份，必須於二零零三年五月七日(星期三)下午四時前，將有關股票、股份過戶表格或證明　閣下擁有股份之有關憑證遞交標準証券登記有限公司。

問： **本人為何事投票？**

答： 閣下可就股東周年大會通告上所載決議案投票。大會將討論事項，已載於本函件第2至3頁之「通告」及第5至7頁之「大會議事詳情及董事會推薦意見」內。

問： **本人將如何投票？**

答： 1. 親自出席大會

閣下有權親自出席大會並於會上投票。如就以公司名義登記之股份投票，有關公司必須已提交簽立妥當之代表委任表格或公司代表授權文件予本公司。

2. 委派代表代投

倘　閣下不擬出席大會，可委派代表按下列其中一種方法代表　閣下投票。　**閣下之代表必須按　閣下於代表委任表格上之指示投票：**

(a) 閣下可授權本公司主席按委任表格行使　閣下名下股份之投票權。請註明　閣下之投票意向。

(b) 閣下可委任其他人士出席大會及代表　閣下投票。請於代表委任表格上有關空格內填上　閣下所委任人士之名稱，以及註明　閣下之投票意向。委任代表毋須為本公司股東。

問： **應何時交還代表委任表格？**

答： 代表委任表格**正本**連同簽署人簽署之授權書或其他授權文件(如有)或由公證人簽署核證之授權書或其他授權文件(如有)，**最遲須於大會指定舉行時間48小時前交回本公司之註冊辦事處(地址為香港希慎道33號利園宏利保險大廈49樓)**，方為有效。以電子方式或任何其他數據傳輸方式交回之代表委任表格將不獲接納。

問： **誰人行使本人之股份投票權，及本人交回代表委任表格後，彼等將如何投票？**

答： 填妥及交回代表委任表格後，　閣下即授權代表委任表格上指明之委任代表出席大會及代表閣下投票。

代表閣下之股份之委任代表，必須按　閣下於代表委任表格上之指示投票。倘　閣下填妥及交回代表委任表格，但並無註明投票意向，則　閣下之委任代表將可酌情投票。

問： **本人可否撤銷委任代表或投票指示？**

答： 填妥及交回代表委任表格後，　閣下仍可親自出席大會並於會上投票。因此，　閣下之出席將表示　閣下撤回委任代表。

問： **本人可向誰提出疑問？**

答： 閣下如對大會有任何疑問，請致電2895-5777與希慎之公司秘書部聯絡。

股(惟本公司董事會有權就零碎股權或香港以外任何地區之法律限制或責任或其任何認可監管機構或任何證券交易所之規定，作出其認為必要或權宜之豁免或其他安排)。」

6. 「**動議**：

(a) 一般無條件授權本公司董事會於有關期間內行使本公司一切權力，根據一切適用法例及香港聯合交易所有限公司證券上市規則之規定， 購回或以其他方式購入本公司股本中每股面值港幣5元之股份，惟所購回或以其他方式購入之股份面值總額，不得超過本決議案通過日期本公司已發行股本面值總額之10%，而上述授權將按此數額限制.。

(b) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列較早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。」

7. 「**動議**：待本大會通告所載第5及6項決議案獲通過後，本公司根據第6項決議案購回或以其他方式購入之本公司股份面值總額，將會加入根據第5項決議案可發行之股份面值總額內。」

特別決議案

8. 「**動議**修訂本公司之組織章程細則，詳情載於有關建議修訂章程細則之說明文件(其構成本股東周年大會通告之一部份)。」

承董事會命
公司秘書
容韻儀
謹啟

香港，二零零三年三月三十一日

附註：

1. 有權出席投票之股東可委派代表出席及投票，代表毋須為本公司股東。

2. 代表委任表格連同簽署人之授權書或其他授權文件(如有)，由公證人簽署核證之授權書或授權文件副本，須於股東周年大會召開前四十八小時送達本公司之註冊辦事處。

3. 有關投票程序之詳情，載於本函件第4頁「股東周年大會投票程序：常見問題剖釋」一節。

4. 股東周年大會擬處理之各事項，已載於本函件「大會議事詳情及董事會推薦意見」一節；及有關個別決議案之說明文件內。

股東周年大會通告

茲通告Hysan Development Company Limited 希慎興業有限公司(「本公司」)謹訂於二零零三年五月十三日(星期二)中午十二時正假座香港金鐘道88號太古廣場港麗酒店大堂低座彌敦廳召開股東周年大會，處理下列事項：

1. 省覽截至二零零二年十二月三十一日止年度之財務報告及董事會與核數師報告書。

2. 宣佈派發末期股息(並附有以股代息選擇)。

3. 重選依章告退之董事。

4. 重聘德勤 • 關黃陳方會計師行為本公司之核數師及授權董事釐訂其酬金。

作為特別事項，省覽並酌情通過下列議案為普通決議案及特別決議案：

普通決議案

5. 「**動議**：

(a) 在(c)段之規限下，一般無條件授權本公司董事會於有關期間內行使本公司一切權力，以配發、發行及處理本公司之額外股份，及訂立或授出需要或可能需要行使該等權力之售股建議、協議、購股權、認股權證或其他證券；

(b) 上文(a)段所述之授權將授權本公司董事會於有關期間內訂立或授出需要或可能需要於有關期間結束後行使該等權力之售股建議、協議、購股權及其他證券；

(c) 本公司董事會依據(a)段之授權而配發或同意有條件或無條件配發(不論其為依據購股權或以其他方式配發)之股本面值總額(惟根據(i)配售新股，或(ii)任何不時採納之購股權計劃或類似安排，向本公司及／或其任何附屬公司之高級職員及／或僱員授出或發行本公司股份或購買本公司股份之權利或(iii)依據本公司不時之組織章程細則就任何以股代息計劃或類似安排而配發者除外)，不得超過本決議案通過日期本公司已發行股本值總額之20%，而上述授權亦須受此數額限制；

(d) 就本決議案而言：

「有關期間」指由通過本決議案之日起至下列較早日期止之期間：

(i) 本公司下屆股東周年大會結束時；

(ii) 法例規定本公司下屆股東周年大會須予舉行期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案所述授權之日。

「配售新股」乃指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之本公司股份或其任何類別股份之持有人，按彼等當時持有該等股份或其任何類別股份之比例配售新

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

董事：
利定昌 *(主席兼常務董事)*
鍾逸傑爵士 *(獨立非執行副主席)* *
馮國經博士*
胡法光**
Hans Michael JEBSEN**
Per JORGENSEN*
利憲彬**
利乾**
利子厚 *(營運總監兼董事)*
梅子敬 *(財務董事)*
利德蓉醫生**
黃于華玲 *(物業董事)*
葉謀遵博士*

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

*　*獨立非執行董事*
**　*非執行董事*

敬啟者：

本人謹代表董事會及管理層，誠邀　閣下出席希慎興業有限公司訂於二零零三年五月十三日（星期二）舉行之股東周年大會。

本公司致力提高公司管治水平，包括滙報及股東傳訊之質素。有關大會處理事項連同董事會推薦意見之詳情，載於本通函內。

熱切期待　閣下親臨大會。倘　閣下未克親自出席大會，敬請委派一位代表出席並代表　閣下投票。

此致

列位股東　台照

主席兼常務董事
利定昌
謹啟

二零零三年三月三十一日

目　錄

此乃要件　請即處理

閣下如對本函件或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「**本公司**」)股份**售出**，應立即將本函件及隨附的代表委任表格以及(如適用)本公司的年報交予買主或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司(「**聯交所**」)對本函件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本函件全部或任何部份內容而產生或因倚賴該等內容引致的任何損失承擔任何責任。

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

股東周年大會通告

及

有關發行新股及購回股份之一般性授權

及

修訂公司組織章程細則之建議

本公司謹訂於二零零三年五月十三日(星期二)中午十二時正假座香港金鐘道88號太古廣場港麗酒店大堂低座彌敦廳舉行股東周年大會，股東周年大會通告載於本函件內。

不論　閣下能否出席股東周年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東周年大會指定舉行時間四十八小時前送達本公司之註冊辦事處，地址為香港希慎道33號利園宏利保險大廈49樓。　閣下填妥及交回代表委任表格後，屆時仍可親自出席股東周年大會並於會上投票。

二零零三年三月三十一日

Shareholder Information

FINANCIAL CALENDAR

Full year results announced		11 March 2003
Ex-dividend date for final dividend		6 May 2003
Share registers closed		9 to 13 May 2003
Annual General Meeting		13 May 2003
Record date for final dividend		13 May 2003
Despatch of scrip dividend circular and election form	(on or about)	20 May 2003
Despatch of final dividend warrants / definitive share certificates	(on or about)	13 June 2003
2003 interim results to be announced		August 2003 *
2003 interim dividend payable		October 2003 *

** subject to change*

DIVIDEND

The Board recommends the payment of a final dividend of HK26.5 cents per share. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 13 May 2003. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 20 May 2003. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 9 June 2003.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Friday, 13 June 2003.

The share register will be closed from Friday, 9 May 2003 to Tuesday, 13 May 2003, both dates inclusive. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars not later than 4:00 p.m. on Wednesday, 7 May 2003.

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:-

Standard Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai, Hong Kong
Telephone : (852) 2980 1768
Facsimile : (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to:-

Investor Relations,
Hysan Development Company Limited
49/F., Manulife Plaza
The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone : (852) 2895 5777
Facsimile : (852) 2577 5153

Press releases and other information of the Group can be found at our Internet website at "**www.hysan.com.hk**"

Hysan 希慎

www.hysan.com.hk

Design: The Design Associates Ltd. www.tda.com.hk